Exhibit 2.7

WESDOME GOLD MINES LTD.
Suite 1305, 8 King Street East
Toronto, Ontario
M5C 1B5

ANNUAL INFORMATION FORM
For the year ended December 31, 2012

March 27, 2013

WESDOME GOLD MINES LTD.

1.          CORPORATE STRUCTURE

1.1           Name, Address and Incorporation

Wesdome Gold Mines Ltd. ("the Company") was incorporated under the laws of the Province of British Columbia on October 21, 1980 under the name "Central Crude Ltd." By Articles of Amendment effective January 8, 1991, the original articles of the Company were deleted in their entirety, replaced and its authorized capital was increased. Effective July 2, 1991, Articles of Continuance were filed in the Province of Ontario such that the Company is presently governed by the Business Corporations Act (Ontario). By Articles of Amendment effective July 27, 1994, the Company changed its name to "River Gold Mines Ltd." and by Articles of Amendment effective February 1, 2006, the Company changed its name to "Wesdome Gold Mines Ltd." ("Wesdome").

The Company's registered and principal office is at 8 King St. East, Suite 1305, Toronto, Ontario M5C 1B5. Telephone: (416) 360-3743, Facsimile: (416) 360-7620, e-mail: info@wesdome.com, website: www.wesdome.com.

1.2           Inter-Corporate Relationships

The Company owns approximately 57.6% of the outstanding shares of Moss Lake Gold Mines Ltd. ("Moss Lake"). Moss Lake trades on the TSX-Venture Exchange and is active in mineral exploration and development in Ontario.

2.              GENERAL DEVELOPMENT OF THE BUSINESS

The origin of the Company's business is traced to Western Québec Mines Inc. ("Western Québec"), incorporated in 1945. In 1994, Western Québec purchased interests in Ontario properties and restructured them to create River Gold Mines Ltd. ("River Gold") and Moss Lake Gold Mines Ltd. In 1999, Western Québec created Wesdome Gold Mines Inc. to hold and develop a portfolio of exploration properties in Val d'Or, Québec.

Western Québec became essentially a holding company with the following corporate structure as of December 31, 2005:

A series of transactions followed to rationalize the corporate structure so that the exploration and mining assets were under one corporate entity. River Gold operated the Eagle River and Mishi mines in Ontario while Wesdome Gold Mines Inc. held the Kiena mine in Québec.

On February 1, 2006, River Gold Mines Ltd. and Wesdome Gold Mines Inc. completed a merger to form a new company called Wesdome Gold Mines Ltd. on the basis of 0.65 shares of River Gold for each share of Wesdome.

On July 10, 2007, a merger was completed with parent company Western Québec Mines Inc. on the basis of 1.45 shares of Wesdome for each share of Western Québec. Wesdome Gold Mines Ltd. and its 57.6% owned subsidiary Moss Lake Gold Mines Ltd. are the surviving operating entities. A Form 51-102F4 was filed in respect to the merger.

On December 31, 2009, the Company underwent a reorganization involving its wholly-owned subsidiaries, Wesdome Resources Limited ('WRL"), Wesdome Gold Mines Inc. ("WGMI") and Western Québec Mines Inc. ("Western Québec"). WGMI was amalgamated by way of short-form vertical amalgamation with WRL to form "New WGMI". "New WGMI" was then wound up into Wesdome Ltd. by way of dissolution. Western Québec was subsequently wound up into Wesdome Ltd. by way of dissolution. All of these transactions were under the laws of Québec (The Québec Act).

During the past three years (2010-2012) the Company produced gold from three properties (Eagle River, Mishi and Kiena).

Production (ounces of gold per year)

Property	2010	2011	2012	Total
Eagle River	36,700	28,200	32,200	97,100
Mishi	-	-	4,800	4,800
Kiena	32,200	19,500	18,800	70,500
Total (oz)	68,900	47,700	55,800	172,400

3.	DESCRIPTION OF THE BUSINESS

3.1	General

The Company is a mining, exploration and development business and has been producing gold and generating revenues of over $30 million annually for seventeen- years. The principal product of the Company is gold in the form of doré bars. The gold is further refined at the Royal Canadian Mint to produce gold that meets international delivery standards. The gold is refined under commercially competitive terms common to the industry. About one ounce of by-product silver is recovered for each ten ounces of gold. Gold is sold on numerous markets worldwide and, at any time, it is not difficult to ascertain the current market price. The Company is not dependent upon any one customer.

As of March 27, 2013, the Company's principal properties were the Eagle River property, including the Eagle River mine, the Mishi property and the Wesdome properties, including the Kiena mine and the Wesdome deposit. Additionally, the Company owns approximately 57.6% of the outstanding shares of Moss Lake Gold Mines Ltd. which owns the large tonnage, low grade Moss Lake deposit. These properties are described in detail below.

3.2	The Eagle River Property

The information in this section is summarized or extracted from the "Technical Report on the Eagle River Mine for River Gold Mines Ltd.", dated December 22, 2005 (the "Eagle River Technical Report"), prepared by George Mannard, P. Geo, of the Company, and Henrik Thalenhorst, P. Geo, Strathcona Mineral Services Limited ("Strathcona"), each of whom is a "Qualified Person" in accordance with National Instrument 43-101 ("NI 43-101").

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Eagle River Technical Report which was filed on SEDAR (www.sedar.com) January 3, 2006.

Eagle River Mine

The Eagle River mine is located 50 kilometres west of Wawa, Ontario, Canada and is owned 100% by the Company. It has been in continuous commercial production since 1996. Descriptions have been updated to reflect the results of work since 2006. As per section 4.2(b)(ii) of National Instrument 43-101, it is management's opinion that the updated mineral reserves and resources estimates do not constitute a material change in respect to the affairs of the Company.

Sources of Information

The Eagle River mine mineral resource and reserve estimates are based on data acquired by exploration and development conducted on the property from 1987 to present.

Property Description and Location

The Eagle River mine property is located at 48° N latitude and 85° 30' W longitude, 50 kilometres due west of Wawa, Ontario near the northeast coast of Lake Superior.

The mineral properties of the Company are in two groups that reflect the project history. The northern group covers the former Magnacon (75% to 100% owned by the Company) and Mishi properties (100% owned by the Company) and includes the mill and tailings site for the current operation. The southern group encompasses the Eagle River mine property (100% owned by the Company) and consists of three 21-year renewable mining leases and 431 staked claims covering a combined area of 7,782 hectares. The southern property is broadly rectangular in geometry, stretching for a length of 18 kilometres east-west and averaging about three kilometres in width, with the Eagle River mine located in its west-central portion. The Eagle River property is subject to a 2% Net Smelter Royalty payable to the original property vendors.

All permits and licences required for the conduct of mining operations at Eagle River are in good standing.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Eagle River mine site is via road – travelling northwest on Highway 17 for 50 kilometres from Wawa then southward 70 kilometres along the Paint Lake Road. The access road is a secondary gravel road and the trip from Wawa takes about 1.5 hours.

The mill site is at the former Magnacon mine located 17 kilometres by road north of the Eagle River mine site.

The climate is temperate continental with some marine influence from Lake Superior involving extended fall seasons and late spring arrivals.

Mean annual rainfall is 669 millimetres and mean annual snowfall is 278 centimetres. Over the last 10 years interruptions to Eagle River operations have totalled about 6 weeks due to flooding and lightning strikes affecting infrastructure.

The property is situated in the Algoma Highlands, a rugged plateau steeply incised by north-south drainages fed by SE and SW flowing tributaries. The mine site is situated approximately 320 metres above Lake Superior, near the headwaters of the Eagle River.

The Eagle River area is in the transition area between the Great Lakes-St. Lawrence Mixed Forest Zone and the Southern Boreal Forest Zone. More specifically, it has been identified as the Superior Section of the Boreal Forest Region with forest cover varying from mixed hardwoods and softwoods to pure stands of black spruce and jack pine.

The property is glacially scoured supporting only rare occurrences of primary morainal till and dominated by thin immature regasols and humus.

The local power supply is provided from the provincial grid via a 70-kilometer line owned by the Company. Standby diesel generators provide a backup source at the mine site and mill site. A 100-man camp with kitchen and recreation facilities houses workers and is located at Cameron Lake, 3.5 kilometres north of the mine. A smaller camp with kitchen facilities is located at the mill site.

Regionally, mining supplies and services as well as skilled labour are sourced from the mining centres of Timmins and Sudbury. Foundry and office equipment services come from Sault-St. Marie, and the mine and mill sites have high-speed internet and telephone communications via microwave relay provided by Bell Canada.

Exploration and Development History

Prior to 1986, the area only had limited exploration involving airborne surveys and ground reconnaissance work seeking base metals. Following the Hemlo discovery in 1982, Peter Ferderber and Don McKinnon staked the entire Mishibishu greenstone belt (8,000 claims) and parcelled out properties to junior companies in a grand scale area play.

Central Crude Ltd. ("Central Crude") optioned the Eagle River property in 1983, flew an airborne magnetic survey and conducted limited ground reconnaissance and geological mapping. This work resulted in the discovery of a showing that yielded a grab sample grading 7.0 grams of gold per tonne in the No Name Lake area 400 metres south of current mine workings.

In 1986, Hemlo Gold Mines Ltd. ("Hemlo Gold"), a Noranda affiliate, entered into an option agreement to earn a 60% stake in the property. Field work commenced in the fall of 1986 and consisted of line cutting, geological mapping and soil/humus geochemical surveys over portions of the property. This work continued in 1987 and was complemented by ground geophysical surveying (magnetic susceptibility, VLF-EM and induced polarization) over selected portions of the property and led to the discovery of Zones 6, 7 and 8 in October 1987. Delineation drilling of these zones at 50 metre centres ensued with 76,000 metres of drilling in 266 holes from 1987-1989. A further 48 holes were drilled in 1990 to delineate the Zone 2 and provide some definition of the Zones 6 and 8, and a bulk sample of 60,000 tonnes grading 4.9 grams per tonne (g/t) was extracted and test milled at the Hemlo mill.

In 1990-1991, Noranda Minerals undertook a feasibility evaluation on behalf of the Eagle River joint venture. Although the study indicated economically viable options for development and production, no further development was undertaken.

On March 1, 1994, Western Québec purchased from Hemlo Gold its 60% interest in the property, a control block of Central Crude stock and certain debts Central Crude owed Hemlo Gold. Western Québec then restructured its interest by vending its property interest to Central Crude for stock and settling debt via a gold loan payable from future production. Central Crude changed its name to "River Gold Mines Ltd." and raised $17.3 million in equity financing to bring the property into commercial production.

In the fall of 1994, the Company conducted a drilling program consisting of 118 shallow surface holes to provide stope-scale definition above 120 metres depth. In 1995, the workings were dewatered, development mining commenced and the existing Magnacon mill was leased, refurbished and later purchased. The first gold bar was poured in October, 1995, with full-scale commercial production commencing January 1, 1996.

Production History

The Eagle River mill started processing ore in October, 1995. To December 31, 2012, a total of 3,170,934 tonnes of ore averaging 9.02 grams of gold per tonne from the Eagle River mine had been milled yielding 919,086 ounces of refined gold. This includes bulk sampling by the Eagle River joint venture in 1990 which yielded 9,600 ounces of gold.

Additional mill feed has been supplied from two satellite operations. The Edwards Mine produced 139,692 ounces of gold from 389,550 tonnes at a grade of 11.2 grams of gold per tonne from 1997-2002. The Mishi open pit yielded 20,351 ounces from 200,410 tonnes at a grade of 3.2 grams of gold per tonne from 2002-2012. This brought total production from regional operations to 1,079,129 ounces.

Regional Geology

The Mishibishu Lake greenstone belt is a broad arcuate syncline 55 kilometres long east-west and 16 kilometres wide north-south. This belt is part of the Wawa Subprovince of the Archean age Superior Province.

Supracrustal rocks in the belt are dominated by greenschist facies mafic to intermediate volcanic rocks with lesser sedimentary rocks including iron formation and intermediate to felsic volcanic rocks. Minor intrusions include synvolcanic stocks and sills of intermediate to felsic composition and an array of northeast and northwest striking late Precambrian diabase dykes.

The northern limb of the belt is dominated by an assemblage of clastic sedimentary rocks, felsic tuffs and mafic flows. The southern limb, where the Eagle River property is located, is dominated by tholeitic basalts and calc-alkaline andesites with minor interflow clastic sedimentary rocks and lean chert-magnetite iron formation. In this area, the supracrustal rocks form a steeply north-dipping and north-facing sequence displaying moderate to steep eastward plunges defined by minor fold axes and mineral lineations.

Gold occurrences in the Mishibishu Lake greenstone belt occur primarily as quartz-vein-hosted deposits located within regional zones of deformation. The Mishibishu Deformation Zone follows a volcanic-sedimentary contact in the north limb of the belt hosting the Magnacon and Mishi deposits while the Eagle River Deformation Zone hosts the Eagle River deposit along the south limb of the belt.

Eagle Geology and Mineralization

Gold bearing quartz veins at Eagle River are predominantly hosted by sub-vertically dipping, east-west striking shear zones that constitute a structural corridor within an elliptical quartz diorite stock with dimensions of 1.8 kilometres east-west and 0.5 kilometres north-south.

A number of different ore zones have been distinguished that constitute different segments of the overall shear zone corridor and each has its own gold grade characteristic. Mineable portions of the individual zones form ore shoots that plunge steeply to the east. The bulk of the historic production has come from Zone 8 and Zone 6, which are entirely within the intrusive quartz diorite, while Zone 2 mineralization is hosted in sheared mafic volcanic rocks just east of the stock.

Zone 8 is characterized by a series of thick, white laminated quartz vein lenses. The veins vary in thickness from one metre to 15 metres, averaging about 2.5 metres. Commonly portions of the vein system can be selectively mined with mining widths varying between 1.2 and 7.5 metres. Gold is concentrated in highly strained quartz of grey colour and in sericite-chlorite lamellae with accessory sulphide minerals including pyrite, pyrrhotite, galena, sphalerite, and chalcopyrite. The gold grade in Zone 8 has averaged about 8.0 grams of gold per tonne with individual stoping blocks ranging from 5.0 to 12.0 grams of gold per tonne.

Zone 6 is a distinct and discrete shear zone that forms a splay off the shear hosting Zone 8 mineralization. The vein varies in thickness from 0.5 metres to 2.0 metres. Locally the vein is folded back on itself forming tight S-folds or "ballrooms" which form plunging, pipe-like bodies 12 to 15 metres in diameter. Zone 6 is high-grade averaging 12 to 18 grams of gold per tonne and has very competent wall rocks. Because of its high-grade character, Zone 6 traditionally provided the economic backbone of the mine.

The 650 Zone is in a subparallel southern splay from the shear hosting Zone 6, which continues eastward into volcanic rocks and hosts Zone 2. Both the 650 and 2 Zones are characterized by sheeted vein complexes of laminated white quartz ranging in thickness from 1.5 to 6.5 metres. These zones have good grades of 10 to 15 grams of gold per tonne but have been subject to high dilution in long-hole mining due to incompetent wallrock slabbing and sliding block failure.

Sampling Method and Approach

The Company's sampling approach was set up based on a selective mining strategy and in an effort to pragmatically cope with the often narrow vein mineralization. It involves taking many small samples to determine exactly where the gold is and minimize the cumulative effects of the sub sampling variance.

Whole core from underground drill holes is sampled in systematic 30-centimetre sample lengths across the entire mineralized interval, observing obvious breaks in the geology or intensity of mineralization. For exploration drilling outside the immediate mine area, drill core is split and stored for future reference, but the sample length is the same as for the routine underground drilling.

Chip samples are taken every round (every 3 to 4 metres) in ore development headings including sill drifts and long-hole sub drifts, covering the full width of the face. Shrinkage stopes are breasted with sample densities every 2.5 to 3.5 metres on every 2.5-metre lift, or on every second lift. An average chip sample is about 2.5 kilograms and taken to best represent the face in the judgement of the sampler. Sample lengths are generally between 0.3 to 0.5 metres and observe geological contacts and obvious changes in the intensity or character of the mineralization.

Raises are sometimes chip sampled and always muck sampled round per round depending on safety issues and available sampling personnel.

Muck samples consist of a handful of muck per scoop bucket when loading the truck. One muck sample composites all of the individual bucket samples and represents 25-30 tonnes. The samples are collected by the muckers at the draw-points, and one composite muck sample has an average weight of about three kilograms.

Sample Preparation, Analysis and Security

Since January 1995, drill core, mill samples, underground samples and doré bars have been assayed at the company-owned Wawa laboratory. The laboratory is not certified. After crushing to three millimetres, a 250-gram sub sample is riffled out and pulverized to 75 microns from which a 25-gram aliquot is subjected to a conventional fire assay with a gravimetric finish.

Since January 1995, greater than 500,000 assays have been performed with 90,000 duplicates and replicates and 2-3% sample standards and blanks.

The Eagle River geology department relies on the results of the internal QA/QC measures for their assessment of the assay results with respect to daily grade control and to resource and reserve estimation. The QA/QC information is therefore routinely reported to the mine geology department.

Very limited external QA/QC work has been done in the past. This consisted of a round-robin series of assays completed between the neighbouring assay laboratories at the Williams, Battle Mountain, David Bell and Eagle River mines in 1997, 1998 and 2000.

Sealed samples are transported to the assay office daily with results reported by Email to the minesite.

In seventeen years of operation, the assays have proved reliable in estimating the grade of ore delivered to the mill.

Mineral Resource and Mineral Reserve Estimates General

Both mineral resources and reserves at Eagle River are estimated with the inclusion of a provision for mining dilution. This allows the ready evaluation of mineral resource blocks during mine planning. Given the tabular geometry of the vein mineralization at Eagle River, the resource estimation process employs conventional polygonal methods on a set of 1:100 scale cross sections, level plans and stope plans, and on a set of longitudinal projections at a scale of 1:500.

Subsequent to resource estimation, the engineering department splits out reserves that can be mined according to current economic conditions and development requirements.

Geological Modelling

Drill-hole information is interpreted from cross sections and level plans to assign individual intersections to the various ore zones and to ensure reasonable continuity of individual zones. Individual composite intersections are then compiled onto longitudinal projections, separately for each of the major vein structures. A minimum horizontal width of 1.2 metres is observed for drilling information. Drift or sub level development in mineralization is compiled on assay level plans with a minimum horizontal width expanded to 1.5 metres, and this information is also entered onto the longitudinal section for each zone.

Grade Modelling

High grade individual assays are cut at two different levels: 60 grams per tonne for all veins except Zones 6, 650 and 811 which are cut to 140 grams per tonne, because of their higher average gold grade. These factors were determined based on the 95th percentile on grade-frequency histograms for large sample populations (greater than 15,000 samples) from historic stope chip sampling data. The cutting levels for drill core and chip sample assays are identical.

Resource block limits are outlined on longitudinal section based on a nominal cut off grade of three grams of gold per tonne over the applicable minimum mining width, and are projected halfway between data points within interpreted resource limits, or to a maximum of 20 metres beyond data points. The cut off grade is below economic requirements but provides for geological continuity during ore blocking, taking into account the practical application of the shrinkage and long-hole mining methods.

Individual block areas are measured on longitudinal section, their volumes determined by multiplying with the horizontal width, and converted to tonnage using a bulk density of 2.7 tonnes per cubic metre. Polygon tonnages and grades are averaged for a stoping unit, creating undiluted resource tonnages and grades that respect the minimum horizontal width requirement.

For the current mineral resources dilution is applied at 25% for shrinkage mining and 35% for long-hole mining as determined by the mine engineering department. The dilution figures were increased for the year-end 2004 resource estimate from previously 20% for shrinkage mining and from 25% for long-hole mining. Dilution is assigned an arbitrary 0.5 grams of per tonne grade which is based on an average observed grade in the immediate wall rock intervals. Internal polygons below cut-off grade are included for continuity within mining blocks. Likewise, external dilution is added to preserve muck flow lines at 55° or steeper. Primary development of indicated blocks is now done to achieve mining widths similar to those experienced during actual stope operation, and thus no additional development waste dilution is applied to parts of these blocks.

Where available, grades and diluted widths are assigned from adjacent stoping blocks above or below, based on detailed production chip sample data and experienced mining widths.

Mineral Resource Classification

Measured mineral resources are projected 20 metres above and below or halfway between sill drifts and sub-drifts in mineralized zones and are based on chip sample grades.

Indicated mineral resources are based on drilling information beyond 20 metres from existing development in zones that have previously been mined.

Inferred mineral resources are drill indicated in zones that have not previously been developed or mined and therefore continuity has not been proven by development.

Strathcona believes that, given the extensive mining history of the Eagle River mine and the reasonable resource-mine-mill reconciliation, this classification approach is in accordance with the requirements of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Resource and Reserve Definitions as required by NI 43-101.

Mineral Reserve Estimation

Mineral reserves at Eagle River are derived from the diluted mineral resources by the process of mine planning.

In transforming mineral resources into mineral reserves, the mine engineering department has applied a set of technical and economic parameters including gold price (in Canadian dollar terms), mining methods, mining loss experiences, pillar allowances, geotechnical constraints, operating costs and metallurgical recoveries. The mineral reserves have been scheduled into a practical development and production schedule which is the basis of the mine plan and which takes into account productivity experiences and equipment availabilities.

Proven mineral reserves include stockpiles and broken ore inventories in stopes.

Eagle River Mineral Resource and Reserve Estimates

The Eagle River mineral reserves and additional mineral resources as of December 31, 2012 are summarized in the two following tables:

Eagle River Mineral Reserves at December 31, 2012
(at $1,600 Cdn per ounce gold price)

Mine	Category	Tonnes	Grade(gAu/tonne)	Ounces

Eagle River	Proven	108,000	10.0	35,000
	Probable	327,000	10.0	105,000
	Proven + Probable	435,000	10.0	140,000

Eagle River Additional Mineral Resources as of December 31, 2012
(at $1,600 Cdn per ounce gold price)

Mine	Category	Tonnes	Grade (gAu/tonne)	Ounces

Eagle River	Measured	-	-	-
	Indicated	48,000	16.8	26,000
	Measured + Indicated	48,000	16.8	26,000
	Inferred	204,000	7.1	46,000

Mineral resources have no demonstrated economic viability

Accuracy of Eagle River Mineral Resource and Reserve Estimates

No detailed reconciliation records have been compiled at the Eagle River mine that would compare tonnages and grades produced by reserve estimates, with those determined by grade control data and with the actual mill production data.

From 1995 to 2006, reserve grades have averaged 10.0 grams of gold per tonne while production grades at the mill have averaged 9.0 grams of gold per tonne. It is therefore reasonable to expect grades delivered to the mill may be 10%, or one gram per tonne, lower than estimated reserve grades.

From 2007 to 2012, reserve grades have been estimated to average 10.8 gAu/tonne while recovered mill grades at about 96% recovery have averaged 9.1 gAu/tonne. This is due to increasing dilution as operations become more mechanized, equipment is larger, long-hole mining methods prevail and skilled conventional miners become rare.

This crude reconciliation suggests grades delivered to the mill may be expected to be 15% less than reserve grades given the evolution to less selective mining methods as demonstrated in the following table.

5-YEAR RESERVES – PRODUCTION RECONCILIATION
EAGLE RIVER MINE Proven + Probable Reserves Estimates				Actual Production
Date	Tonnes	Grade	Ounces	Date	Tonnes	Grade	Ounces
Dec 31, 2007	265,000	10.8	92,000	2008	118,916	13.0	49,660
Dec 31, 2008	231,000	9.8	73,000	2009	132,004	14.3	60,754
Dec 31, 2009	400,000	8.6	110,000	2010	155,500	7.4	37,000
Dec 31, 2010	345,000	15.0	167,000	2011	183,984	4.8	28,233
Dec 31, 2011	504,000	10.9	176,000	2012	155,020	6.5	32,223
Dec 31, 2012	435,000	10.0	140,000
CUMULATIVE PRODUCTION:					745,424	9.1	207,870

Mining Operations

The mining department works on ten days in – ten days out rotation, the mill works on a seven in – seven out schedule and administration, maintenance and staff work on a variety of schedules.

Mining and Grade Control

The Eagle River mine is accessed via a ramp system and a 500 metre shaft with a loading pocket at 460 metres. There is a partial ore-pass system in the upper part of the mine, but the ore from the lower levels is trucked to the ore pass dump at the 425-metre level. Ore is hoisted and live loaded to 40 ton haul trucks from chutes under an underground ore bin for direct haulage to the mill. All waste rock is currently used to backfill old stopes. The deepest mining level is 740 metres with ramp.

From 1996 to 2000, the main primary mining method was shrinkage mining. From 2001 to 2012, the primary method was sublevel long-hole blasting.

The ventilation system involves downcasting the shaft and exhausting stopes, ramps and raises upwards. Mine air is heated with propane during winter months. Total installed capacity is 275,000 cubic feet per minute (cfm). Since ventilation is a major energy cost factor, a program of bulk head construction is underway to optimize the energy consumption for this purpose.

Primary development historically has been trackless with electric-hydraulic jumbos, diesel load-haul-dump or LHD units (scoop trams) and 30-tonne trucks.

Grade control procedures involve detailed chip and muck sampling as previously described. Stoping blocks currently employ a cut-off grade of 3.0 g/t with development muck and incremental stope rounds employing a cut-off grade of 2.0 g/t.

Historically, the Eagle River mine has averaged 181,265 tonnes per annum or 500 tonnes per day. Complete historic production is provided in the following table:

YEAR	TONNES MILLED	RECOVERED GRADE	OUNCES	COMMENT
1990	60,857	4.93	9,646	Noranda - Bulk Sample
1995	28,571	10.56	9,700	Pre-Production
1996	162,075	12.38	64,523	Production
1997	156,294	8.97	45,070	Production
1998	199,464	11.79	75,629	Production
1999	163,156	9.10	47,749	Production
2000	229,262	7.03	51,843	Production
2001	246,198	8.60	68,074	Production
2002	281,603	8.17	73,938	Production
2003	241,926	9.10	70,781	Production
2004	246,012	8.34	65,977	Production
2005	198,217	8.33	53,062	Production
2006	135,100	10.05	43,669	Production
2007	76,676	13.07	32,299	Production
2008	118,961	12.98	49,660	Production
2009	132,004	14.32	60,753	Production
2010	155,554	7.23	36,172	Production
2011	183,984	4.77	28,233	Production
2012	155,020	6.48	32,308	Production
Total:	3,170,934	9.02	919,086

Mineral Processing

The Company initially leased, and then subsequently acquired the former Magnacon mill and tailings facilities in 1996. The mill is 17 kilometres by road from the mine. The mill capacity was increased from 600 to 1,000 tonnes per day in 1999. Potential exists to further expand capacity to 1,200 tonnes per day through the addition of a cone crusher.

The mill employs the Merrill-Crowe process for the recovery of gold with about 40% of the gold recovered into a gravity concentrate using a Knelson concentrator. The Merrill-Crowe process involves cyanide solution and subsequent zinc precipitation. Precipitate is refined on site to produce doré bars containing approximately 80% gold. By-product silver is recovered at a rate of one part for every ten parts of gold. The doré bars are shipped to the Royal Canadian Mint in Ottawa for refining. The mill is equipped with an activated carbon plant to treat solution tails. Loaded carbon is stripped at Kiena on a batch basis. With the carbon treatment, overall mill recoveries for Eagle River ore average 96% to 97%.

The mill tailings with an average grade of 0.25 g/t are deposited in the tailings pond. Process water is reclaimed to be used in the mill process as required to minimize the necessity to discharge effluent. An expansion/raise of the tailings dam was completed by Trow Construction Engineering Ltd. in 2002. In 2005, a belt filter was purchased to dewater and dry stack tailings around the perimeter of the pond. This will increase water capacity and settling time prolonging the life of the tailings pond well beyond the current reserves. To December 31, 2012, 4,020,894 tonnes of tailings have been deposited in the tailings basin.

The mill has historically operated 24 hours per day, 7 days per week working 12 hour shifts on a rotation of 7 days on, 7 days off. Annual capacity is estimated at 300,000 tonnes per year, with the Mishi Mine providing the balance of millfeed.

Human Resources

At December 31, 2012, the Eagle River operation employed a total of 221 permanent employees, distributed by department as follows:

Summary of Eagle River Personnel, December 31, 2012

Department	Employees
Mining and exploration	111
Milling including Wawa Laboratory	69
Technical Services & Site Administration	41
Total	221

In addition, there were 44 contractors performing diamond drilling, security services, road maintenance, ore haulage and mining development.

Permitting, Environmental Management and Closure Plan Permits and Licences

The key mining permits for operations at the Eagle River mine are "Certificates of Approval" of industrial sewage issued by the Ontario Ministry of the Environment for both the mill and mine site and "Closure Plan" approvals for both the mill and mine sites issued by the Ontario Ministry of Mines and Northern Development.

Eagle River Mine
(1)           Certificate of Approval No. 4-0106-94-956 dated Feb 10, 1995
(2)           Closure Plan issued June 21, 1995

Mill Complex
(1)           Certificate of Approval No. 4-0169-88-896 dated May 10, 1989 with 6 subsequent amendments, notices No. 1 through No. 6
(2)           Closure Plan issued September, 1995

The Certificates of Approval stipulate specific conditions for monitoring mine and mill water discharges and set limits on water pH, suspended solids and various deleterious compounds.

The Closure Plans specify remedial site work at closure with a budget for costs and require posting of a reclamation bond as financial assurance.

In addition to these main permits, an array of minor permits and approvals are maintained which cover all aspects of the operation and are administered by agencies ranging in this example, from the Municipal Department of Health to the Canadian Coast Guard.

Environmental Management System

The environmental management system at the Eagle River mine is based on required effluent sampling at the mill and mine sites based on the detailed requirements of "Certificates of Approval" issued by the Ministry of the Environment of Ontario.

Since operations began, results have conformed to strict effluent limits and standards set out in the "Certificate of Approval". Remedial actions have been implemented to reverse patterns recognized in effluent sampling involving zero discharge periods and closed system recirculation. In 2005, total suspended solids exceeded allowable limits in mine water discharge in February, March and April. The Company with its consultants implemented a three-stage flocculent-coagulant treatment program which has remedied the high readings.

The Tailings Management Area (TMA), located 500 metres southeast of the mill, consists of two tailings lines, a tailings dam and berm system, a concrete spillway, pump house, appropriate seepage and collection ponds and diversion ditches. The main rockfill dam located at the southeast corner of the TMA is founded on bedrock, has a crest length of 180 metres and a maximum height of 13 metres. Rockfill berms and access roads encircle the TMA on the north and south perimeters. Upstream slopes are covered by a layer of sand for filtration and a synthetic impermeable liner.

At December 31, 2012, the TMA held 4,020,894 million dry tonnes of tailings. Tailings water is reclaimed for use in the mill and, therefore, discharge into the environment is minimal consisting mainly of seasonal snowmelt and rainfall.

Trow Construction Engineering Ltd. designed and upgraded the TMA and performed annual inspections. In 2011, Trow was replaced by Stantec as lead expert consultants.

Closure Plan

In Ontario, closure plans must be accepted by the Ministry of Northern Development and Mines, must conform to the Mining Act (Ontario) and provide a detailed budget and financial assurance for the work. The Company has four closure plans covering the Eagle River mine, Mishi mine, Magnacon mine and the Mill Complex. Closure costs total $811,000 which the Company maintains invested in GICs held under letters of credit by a major Canadian bank.

Details of the closure plans include removal of all buildings and equipment, sealing underground openings, breaking and burying all concrete with waste rock, contouring waste rock to slopes safe to wildlife and re-vegetating the tailings. All non-salvageable or contaminated material will be removed and disposed of at a certified landfill. Mine site roads will be scarified with a grader, allowed to re-vegetate naturally and trenched to restrict access.

Realizable value from the sale of plant and equipment is difficult to assess. The value of the mining equipment fleet, compressors and generators is estimated at about $3.0 million under current market conditions.

Closure plan amendments to update existing plans are in progress and will likely involve an increase in financial assurance. These were filed with government ministries in 2012 and are currently still in process.

Gold Sales

All gold produced by the Eagle River mine is refined (processed) by the Royal Canadian Mint in Ottawa. It is then sold to International Assets Holding Corp., Florida. Gold is sold at spot prices. The Company does not hedge its gold production.

Royalties

The Company is obligated to pay an aggregate Net Smelter Royalty of 2% to Don McKinnon (0.5%), Peter Ferderber (0.5%) and Albert Applegath (1.0%).

Production Forecast, Exploration and Development

The 2013 production forecast is 41,000 ounces of gold. Current reserves are sufficient for three years of production.

Beyond 2015, ongoing production is dependent on progressive drilling in the west end of the mine from development workings currently in progress. Additionally, tonnage may be added to reserves as resource blocks are developed and if minesite exploration efforts continue to be successful as they have in the past.

3.3           The Mishi Property

Due to rising gold prices, the Company has been re-evaluating potential of its Mishi property located 2.0 kilometres west of its Eagle River (formerly Magnacon) mill. The following is a complete extract from the summary of a recent technical report dated January 12, 2011 entitled "Technical Report and Pre-Feasibility Study for the Mishi Project (according to Regulation 43-101 and Form 43-101F1)". The report is authored by independent qualified persons Karine Brosseau, P.Eng., Nathalie Gauthier, P.Eng. and Sylvie Poirier, P.Eng. of InnovExplo Inc. – Consulting Firm, Val d'Or, Quebec. The Company started construction of this open pit mining venture in 2011, and announced commercial production January 1, 2012.

Portions of the following information are based on assumptions, qualifications and procedures not fully described herein. Reference should be made to the full text of the Technical Report filed on SEDAR (www.sedar.com) dated January 12, 2011.

 3.3.1           Summary

On December 8, 2009, InnovExplo Inc ("InnovExplo") was mandated by Mr. George Mannard, P.Geo, M.Sc.A., Vice President Exploration for Wesdome Gold Mines Ltd ("Wesdome" or "the issuer"), to complete a Mineral Resource Estimate and Technical Report followed by a Technical Report and Preliminary Feasibility Study ("the report") for the Mishi Project in compliance with Regulation 43-101 and Form 43-101F1. The Mineral Resource Estimate, which covers the area representing historical resources, was published in August 2010 and forms the basis of the Preliminary Feasibility Study presented in this report. InnovExplo is an independent mining and exploration consulting firm based in Val-d'Or (Québec).

Nathalie Gauthier, P. Eng., was assigned to the project and visited the property on May 19 and 20, 2010. Nathalie Gauthier is the main author of the Preliminary Feasibility Study. InnovExplo has reviewed the data provided by the issuer and/or by its agents. InnovExplo has also consulted other information sources, such as government databases that handle assessment work and mining title status.

This Technical Report and Preliminary Feasibility Study were prepared under the supervision of Sylvie Poirier, P.Eng., using the August 2010 Mineral Resource Estimate completed by Karine Brousseau, P.Eng., and Carl Pelletier. The authors, Nathalie Gauthier, P.Eng, Karine Brousseau, P.Eng., and Sylvie Poirier, P.Eng., are Qualified and Independent Persons as defined by Regulation 43-101. InnovExplo's technical support and collaboration was provided by Sylvain Cloutier, Lyne Laflamme and Thérèse

Vincent. Venetia Bodycomb of Vee Geoservices performed a linguistic revision of the document.

The Mishi Project is approximately 50 km west of the town of Wawa, Ontario, on NTS map sheet 42C/03. The project is located in the Mishibishu Lake Area, 12 km north of the Eagle River Mine. The approximate UTM coordinates for the geographic centre of the Mishi Pit are 615364E, 5330332N (Zone 16, NAD83).

The Mishi property represents one mining lease (CLM 377) of 30 claims covering 474.58 hectares. The mining lease is 100% owned by Wesdome Gold Mines Ltd and is in good standing.

The Mishi deposit lies within the Archean Superior Province. The rocks of the Superior Province are mainly Mesoarchean and Neoarchean age and were significantly affected by post-Archean deformation along boundaries with Proterozoic orogens, such as the Trans-Hudson and Grenville orogens, or along major internal fault zones, such as the Kapuskasing structural zone. The rest of the Superior Province has remained stable since the end of the Archean (Goodwin et al., 1972).

The deposit is located in the Wawa Subprovince. In the Wawa area, mineralization occurs in two main regions: the Michipicoten-Mishubishu belt in the Wawa area and the Shebandowan-Schreiber belt to the west (Percival, 2007). The Michipicoten-Mishubishu belt contains mainly iron and gold deposits with some nickel and copper-vein deposits. Iron deposits are in oxide-, sulphide- and carbonate-facies iron formations that lie stratigraphically above the 2.74 to 2.735 Ga Wawa assemblage. Gold deposits in this region are present as veins associated with shear zones in plutonic rocks of variable composition and age.

Based on a detailed review of all pertinent information and the August 2010 Mineral Resource Estimate, InnovExplo concludes the following:
•	Geological and grade continuities have been demonstrated for the Mishi deposit;
•	The Mishi Project contains at least seven (7) continuous mineralized zones;
•	The mineralized zones contain lenses with an average grade above 1.20 g/t Au;
•	The lenses have strike lengths ranging from 250 to 1,250 metres;
•	Despite the current drill spacing, geological continuity seems to be steady throughout the mineralized zones;
•	The potential is high for upgrading Inferred Resources to Indicated Resources by performing more diamond drilling in Zones #14 and #16 in the eastern extensions and in Zones #2 to #12 at depth;
•	The potential is high for adding new resources in the east extensions of known zones through additional diamond drilling.

A total of 134,204 tonnes grading 3.4 g/t Au were mined from the Mishi Pit from 2002 to 2004 and in 2007, producing a total of 12,076 ounces of gold. The scheduling should take into account the distribution of the remaining reserves in the first benches, which have been mostly mined out.

The objective of InnovExplo's assignment was to prepare a Prefeasibility Study that evaluates the potential economic viability of the resources in an open pit mining scenario based on the August 2010 Resource Estimate. This objective was achieved by presenting the results contained in this report.

InnovExplo considers the present Prefeasibility Study (and Reserve Estimate) to be reliable, thorough, based on quality data and reasonable hypotheses, and on parameters compliant with Regulation 43-101 and CIM standards with regard to Mineral Reserve and Mineral Resource estimates.

The Mishi Pit Project is not a stand-alone project. It is a project that should allow the Eagle River Mill to operate at its full capacity, averaging 38 tonnes per hour, in order to minimize the mill's processing cost and optimize gold production. For the next few years, the estimated yearly supply of ore from the Eagle River Mine is 130,000 tonnes, so the target production for the Mishi Pit was fixed at 180,000 tonnes per year to attain the mill's maximum annual capacity of 310,000 tonnes. Mining of the Mishi Pit will be carried out entirely by contractor using smallscale equipment. Processing will be done directly at the Eagle River Mill located 2 km from the pit. The estimated remaining storage volume in the tailings management area (TMA) is about 763,560 m3 or 1.14 million tonnes based on a dry unit weight of 1,490 kg/m3, assuming the thickened tailings are compacted to about 92% SPMDD (standard Proctor maximum dry density). An updated topographic survey of the TMA (particularly the west end) is recommended to confirm the remaining storage volume/capacity.

The project will make full use of key personnel, existing infrastructure and excess mill capacity. The financial analysis of the Mishi open pit yielded positive results assuming 709,431 tonnes of reserves at a diluted grade of 2.55 g/t Au, representing 58,125 ounces of gold in-situ. The following table details the reserves bench by bench.

Wesdome Mishi Pit Project Mineral Reserves (Proven and Probable)
Bench by Bench at CoG of 1.33 g/t Au

	Mineral Reserve (1) (2)								Stripping
Bench	Proven		Probable		Total		Au content		Inferred (>CoG)		Waste	OVB	Total	Total moved	S.R.
	(t)	Au(g/t)	(t)	Au(g/t)	(t)	Au(g/t)	In-situ (oz)	Rec (oz)(3)	(t)	Au(g/t)	(t)	(t)			(excl. OVB)
3025*			436	2.04	436	2.04	29	26			1,481	7,086	8,567	9,003	3.40
3020	4,859	3.63	249	1.68	5,108	3.54	581	529			11,516	9,723	21,239	26,347	2.25
3015	6,291	3.38	98	1.35	6,389	3.34	687	626			37,451	5,067	42,518	48,907	5.86
3010	2,588	2.59	2,187	1.34	4,775	2.02	310	282	0	0	97,885	11,429	109,314	114,089	20.50
3005	11,115	2.48	10,594	1.61	21,709	2.06	1434	1307	0	0	357,613	54,741	412,354	434,063	16.47
3000	17,099	1.78	13,462	1.72	30,561	1.75	1723	1569			512,976	1,126	514,102	544,663	16.79
2995	30,154	2.34	15,841	1.78	45,995	2.15	3173	2890			509,781		509,781	555,776	11.08
2990	36,065	2.76	22,083	2.26	58,148	2.57	4803	4375			389,207		389,207	447,355	6.69
2985	32,733	2.75	42,853	2.68	75,586	2.71	6584	5998			341,489		341,489	417,075	4.52
2980	22,951	2.97	54,419	2.29	77,370	2.49	6193	5642			296,559		296,559	373,929	3.83
2975	10,257	3.04	62,505	2.38	72,762	2.47	5774	5260			209,109		209,109	281,871	2.87
2970	251	4.54	66,239	2.82	66,491	2.83	6045	5507			171,827		171,827	238,318	2.58
2965			61,027	3.11	61,027	3.11	6096	5554			149,033		149,033	210,060	2.44
2960			47,910	2.77	47,910	2.77	4263	3884			93,750		93,750	141,660	1.96
2955			43,896	2.41	43,896	2.41	3402	3099			72,655		72,655	116,551	1.66
2950			32,860	2.13	32,860	2.13	2254	2054			53,993		53,993	86,853	1.64
2945			21,481	1.80	21,481	1.80	1246	1135			26,079		26,079	47,560	1.21
2940			18,079	2.32	18,079	2.32	1349	1229			13,652		13,652	31,731	0.76
2935			12,904	3.53	12,904	3.53	1463	1333			4,745		4,745	17,649	0.37
2930			5.944	3.74	5,944	3.74	715	651			470		470	6,414	0.08
TOTAL	174,363	2.66	535,067	2.51	709,431	2.55	58,125	52,952			3,351,271	89,172	3,440,443	4,149,874	4.72
(1)      Dilution : 12%
(2)      Mine recovery : 88%
(3)      Mill recovery : 91.1%

Note: The stripping waste does not include any inferred resources with grades higher than the estimated cut-off grade. The inferred resources on benches 3010 and 3005 have grades lower than 1.33 g/t Au and are thus included in the "waste" category.

The Mishi Pit Project has a 5-year mine life assuming a yearly supply of 180,000 tonnes of ore to the Eagle River Mill, all of which will be mined by contractor. The project has a net present value (at a 5% discount rate) of $4.5M and an internal rate of return of 38%, allowing significant incremental production with little capital at risk. Currency is expressed in Canadian dollars unless stated otherwise

Highlights of the Prefeasibility Financial Analysis

Ore (tonnes)	709,431
Grade (g/t Au)	2.55
Mill Recovery (%)	91.1
Gold Produced (oz)	52,952

Mine Life (includes 8 months of pre-production)	5 years
Life-of-Mine (LOM) Stripping Ratio	4.7

Gold Price (3-year trading average to Nov. 1, 2010)	$1,069/oz
Net Revenue (millions)	$56.5
Operating Cost (millions)	$48.4
Operating Cash Flow (millions)	$8.1

Capital Cost (millions)	$1.3
LOM Sustaining Capital (millions)	$0.5
Net Cash Flow (millions)	$6.1
Net Present Value at 5% discount rate (millions)	$4.5
Internal Rate of Return	38%

The main assumptions for the open pit scenario are based on the Eagle River Mill operating at its full capacity (average of 38 tonnes per hour) in order to minimize the processing cost and optimize gold production. Operating costs for the Mineral Reserve Estimate were prepared using contractor estimates to which room-&-board fees, surface costs and technical services costs were added. Processing costs were revised by adding Mishi ore to the current Eagle River supply. Metallurgical performance is based on recent testing performed by Wesdome's metallurgist in 2009.

Using this information and the parameters in the table below, the cut-off grade was established at 1.33 g/t Au.

Summary of Mineral Reserve Parameters

Gold Price:	$1,033/oz (3-yr trading average to Sept. 1, 2010)
Production Schedule:	180,000 tonnes milled per year
Cut-Off Grade:	1.33 g/t Au
Dilution:	12%
Mining Recovery:	88%
Mill Recovery:	91.1%
Mining cost:	$5.87/tonne mined or $32.34/tonne milled
Processing cost:	$35.91/tonne milled

InnovExplo followed the CIM Definition Standards for estimating Mineral Reserves using the Measured and Indicated Resources shown in Figure 17.11 of Section 17.3. The Measured and Indicated Resources were evaluated and respectively converted to Proven and Probable Mineral Reserves through the application of mining plans, dilution and mining extraction estimates, and an economical cut-off grade, all of which are presented in detail in Section 23. As illustrated in the classification and conversion diagram in the following figure, CIM Definition Standards do not allow Inferred Resources to be converted to Mineral Reserves.

Summary of Mineral Reserves – Mishi Pit Project

Category	Tonnes	Grade (g/t Au)	In-situ Ounces
Proven	174,363	2.66	14,922
Probable	535,067	2.51	43,203
Total	709,431	2.55	58,125

Notes:
(1)	CIM definitions were followed for Mineral Reserves.
(2)	Mineral Reserves are estimated at a cut-off grade of 1.33 g/tAu.
(3)
Mineral Reserves are estimated using the 3-year trading average for gold at Sept. 1, 2010 (US$959.82/oz) and an exchange rate of 1.00 USD = 1.077 CAD based on the monthly average of the last 3 years as of Sept. 1, 2010.

(4)	The Mineral Reserves are contained within the stated Mineral Resources.

Reserves were estimated according to a schedule in which the mine life is spread over 5 years. In order to expose sufficient ore to supply an average of 45,000 tonnes per quarter, it was assumed that Year 1, which constitutes only 8 months of operation, is a preproduction period. Year 2 and Year 3 will have full production almost all year long, Year 4 will require only 6 months of operation to produce the 180,000 tonnes of ore, and in Year 5, the pit will be depleted in less than 2 months. Different production rates were assumed as the stripping ratio decreases and equipment becomes tight on the benches.

Capital costs were mainly limited to the installation of new bunkhouses to accommodate the required additional personnel, as well as contractor mobilization, overburden removal and tailings expansion. Pre-production capital costs are estimated at $1.27M as summarized in Table 1.6. Another $0.51M in sustaining capital is required in Years 2 to 5, mainly for the work on the tailings pond and long-term environmental testing.

The financial analysis for the base case scenario provides for a pre-tax net cash flow of $6.1 million, a 5% discounted NPV of $4.5 million, and an Internal Rate of Return (IRR) of 38%. The average cash cost of production equates to US$848/oz gold or US$68/tonne milled.

The sensitivity analysis reveals that operating costs are highly sensitive to the NPV (5%), but capital cost is insensitive. However, processing costs are currently high and InnovExplo believes they can be improved. Otherwise, revenues are directly proportional to gold price, mill recovery, and grade.

Sensitivity Analysis Graph of Economical Parameters, NVP at 5% ($M)

Sensitivity Analysis Graph of Gold Price, NPV at 5% ($M)

Wesdome intends to move this project forward in 2011. Given the upswing in the gold market, it is relevant to compare these assumptions to the Bloomberg consensus on the forecasted gold price and exchange rate for 2011 through 2015, as at August 31, 2010.

The financial analysis for the Bloomberg case scenario provides for a pre-tax net cash flow of $15.0 million, a 5% discounted NPV of $12.4 million, and an Internal Rate of

Return (IRR) of 161%. The average cash cost of production equates to US$872/oz gold or US$65/tonne milled.

The results from this pre-feasibility study demonstrate that the Mishi project is technically and economically viable and InnovExplo recommends that Wesdome continue to advance the project towards production.

InnovExplo provides the following recommendations.

•	Perform a mill circuit audit to identify opportunities for potential improvement in cost reduction and gold recovery;
•	Complete a geotechnical study to evaluate the possibility of steeping the slope angle;
•	Complete the exploration drilling at depth and on lateral extensions;
•	Update the Mineral Resources Estimate with further drilling;
•	Perform condemnation drilling in order to specify the location for the wastepile;
•	Advance the mining plan to the feasibility study stage;
•	Continue to work on environmental compliance requirements for the project;
•	Prepare bid documents for the activities to be contracted and solicit bids for the work;
•	Proceed with the revision of the hydrogeological study.

The authors have prepared a cost estimate for the recommended work to serve as a guideline for the project. To advance the project, InnovExplo estimates it will cost $4,112,375 as presented in table of the proposed work program and budget.

Regarding the mill audit, InnovExplo did not taken into account the effect on processing costs of a non-stop (full capacity) mill operation compared to the present mill schedule of 8 days in / 6 days out. For example, the current fees to restart the mill every two (2) weeks were included in InnovExplo's cost analysis, even though most of these will be avoided when the mill operates at full capacity. Moreover, the mill report reveals that the grade in the liquid tail is higher than current standard gold processing practices and this issue should be addressed as a means of improving recovery. In addition, it would be advisable to invest in increasing the mill's processing rate, which may involve implementing a new process and certainly performing a tailings expansion study because tailing capacity will be an issue if the mill is upgraded. In fact, the tailings pond will be completely filled by the end of the proposed life-of-mine for the Mishi open pit if the project is implemented in 2011.

Regarding the geotechnical aspects, it is recommended that the proposed slope configurations be verified. This involves confirming the structural data (i.e., the assumption that surface mapping data are typical of the bench faces) and the assumption that the Mishi Deformation Zone can be treated as a single geomechanical assemblage. Once the pit slopes have been scaled, all accessible bench faces should be mapped. Where the pit walls are not accessible (i.e., due to their height or lack of berm), bench face mapping based on stereo-pair photographs and survey locations (i.e., CSIRO Sirovision software www.sirovision.com) could be carried out. The structural data should be analyzed in terms of its spatial variability over the Mishi pit. Depending on the results of the data analysis, it may be necessary to define additional zones with specific pit slope angles. Once in operation, the slope angle may be further refined (i.e., steepened) depending on drilling and blasting performance and additional bench face mapping.

From a mining point of view, the cost of the final mining contract should be slightly lower than the bids obtained because the tonnage will be greater than what was originally specified to the companies. Mining cost estimates were based on a specified total of 2.2 M tonnes (0.50 Mt ore and 1.70 Mt of waste) in less than 3 years, whereas the final total should be 4.06 M tonnes of rock (0.71 Mt of ore for the 3.35 Mt of waste) spread over 5 years. Total tonnage and stripping ratios were underestimated, but the mining cost was nonetheless retained for this study in order to be conservative. However, the mining contract may be an issue given the current tight outlook for the mining market.

The pit shell may become larger with improved economical parameters and a higher gold price. On September 1, 2010, the 3-year trading average was C$1,033/oz, and two months later it was C$1,069/oz; if the Bloomberg desk price is used, it would be even higher. The reserve estimate was made using the optimized pit shell (after dressing-up with proper berm width and ramp) at C$1,033/oz, but the cash flow took into consideration a gold price of C$1,069/oz. In fact, at this gold price, Whittle will output a larger pit shell if the optimization is performed again.

Nevertheless, a low-grade stockpile should be considered in light of the current upswing in the gold market. The cut-off grade used in the present study is a mill cut-off grade and depends on gold price, mill recovery, dilution, processing cost and selling cost (mint). Because the gold price varies, a low-grade stockpile estimate may be a good way to represent this variation. The following figure shows the expected tonnage of the low-grade stockpile according to cut-off grade, keeping in mind that at C$1,033/oz and C$1,069/oz, the cut-off grades are 1.33 g/t Au and 1.28 g/t Au respectively. A 1.00 g/t Au cut-off grade represents a gold price of C$1,373/oz, which is close to the market spot price on November 23, 2010.

Furthermore, the dilution and mining recovery can be improved as cut-off grade decreases. That means fewer isolated blocks and a more homogeneous mining width. The author's opinion is that when the volume of the low-grade stockpile becomes too high, the Whittle optimization should be re-assessed.

InnovExplo believes that there is a potential to enlarge the pit if presented with a higher gold price, improved operating costs (in terms of processing cost, custom mining, higher production rate, new geotechnical parameters), and new resources.

3.3.2        Subsequent Production, Reconciliation, Reserves and Resources

In 2012, the Mishi Mine milled 64,915 tonnes of ore to produce 4,776 ounces of gold at 2.3 gAu/tonne recovered grade. Mill recoveries averaged 90%. The complete production history, including intermittent seasonal mining prior to 2012, is listed below.

MISHI MINE HISTORIC PRODUCTION

2002	20,000	4.41	2,838
2003	28,090	3.61	3,256
2004	43,947	3.60	5,086
2007	43,458	3.14	4,382
2012	64,915	2.29	4,776
Total:	200,410	3.16	20,338

In addition to the milled tonnage, an additional 37,000 tonnes grading about 2.0 gAu/tonne were stockpiled at the mill as of December 31, 2012.

The new Mishi mine commenced commercial production January 1, 2012. A total of 64,915 tonnes were milled at a recovered grade of 2.3 gAu/tonne to produce 4,776 ounces of gold. This reconciles well with previous reserve estimates taking a 91% recovery rate into account. Proven and probable reserves, in terms of contained ounces, increased 36% net of depletion compared to last year. The main addition to reserves came from planning a 200 metre long eastern pit extension which added 290,000 tonnes at 1.8 gAu/tonne. We are employing a 1.0 gAu/tonne cut-off grade for the block model and reserves are situated within a planned pit which now has a life-of-mine stripping ratio of only 2.71:1. To date we have mined 1,213,664 tonnes of waste and 95,881 tonnes of ore at a stripping ratio of 12.66:1.

The current mine plan is now about 20% of the resource. The first year's results reconcile very closely with the resource model. This gives us confidence that further drilling is likely to cost-effectively continue to increase reserves.

Mishi Mineral Reserves at December 31, 2012
(at $1,600 Cdn per ounce gold price)

Mine	Category	Tonnes	Grade	Ounces
			(gAu/tonne)
Mishi	Proven	150,000	1.9	9,000
	Probable	950,000	2.3	70,000
	Proven + Probable	1,100,000	2.2	79,000

Mishi Mineral Resources at December 31, 2012
Inclusive of Mineral Reserves (at $1,600 Cdn per ounce gold price)

Mine	Category	Tonnes	Grade	Ounces
			(gAu/tonne)
Open Pit	Measured	186,000	2.7	16,000
	Indicated	4,888,000	2.1	333,000
	Measured + Indicated	5,074,000	2.1	349,000
	Inferred	764,000	2.4	59,000
Underground	Indicated	567,000	4.5	82,000
	Inferred	437,000	5.8	81,000

The Mishi mine Mineral Resource estimates were completed by InnovExplo Inc. in a 43-101 Technical Report dated August 25, 2010, and filed on SEDAR. The initial Mishi Mineral Reserves estimates were compiled in a 43-101 Report by InnovExplo Inc. dated January 12, 2011, and also filed on SEDAR.

At Mishi, proven reserves include broken ore, stockpiles and one 5 metre bench (Bench 2995). A 1.0 gAu/tonne cut-off grade is employed.

Mishi resources are based on InnovExplo's 2010 model employing a 1.0 gAu/tonne cut-off grade. This has been adjusted to reflect production, broken ore and stockpiles mined in 2012 to Bench 3000. Actual ore broken amounted to 95,881 tonnes compared to 95,200 tonnes in the model. This is clearly a robust and reliable model to date and is carried forward subject to production reconciliation.

Qualified Persons for the Mineral Reserves and Mineral Resources estimates as per 43-101 are as follows:

Reserves:	Daniel Lapointe, P.Geo., Mishi Superintendent, and George Mannard, P.Geo., Vice President Exploration, both Wesdome Gold Mines Ltd.
Resources:
Based on a Resource Estimate by Karine Brosseau, P.Eng. and Carl Pelletier, P.Geo., InnovExplo Inc., independent consultants, dated August 25, 2010. This estimate has been to reconcile 2012 production and stockpile by Daniel Lapointe, P.Geo., Mishi Superintendent, Wesdome Gold Mines Ltd.

3.4           The Wesdome Properties

The information in this section regarding the Wesdome Properties is summarized or extracted from the report entitled the "NI 43-101 Technical Report of the Wesdome Properties Kiena Mine, Shawkey No. 22 Structure and Wesdome "A" Zone, dated April 15, 2005 as amended November 28, 2005 (the "Wesdome Technical Report"), prepared by Alain Jean Beauregard, President of Geologica Groupe-Conseil Inc. ("Geologica") and Daniel Gaudreault, Geological Engineer with Geologica, each of whom is a "Qualified Person" in accordance with National Instrument 43-101 ("NI 43-101"). Descriptions have been updated to reflect the results of the work since. As per section 4.2(b)(ii) of National Instrument 43-101, it is management's opinion that the updated mineral reserves and resources estimates do not constitute a material change in respect to the affairs of the Company.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Wesdome Technical Report which was filed on SEDAR (www.sedar.com) January 4, 2006.

In 2009, a detailed review of the potential of the Wesdome Project was undertaken by independent consulting firm InnovExplo Inc. of Val d'Or, Quebec. The Wesdome Project is situated about four kilometres north of the Kiena mine in the north central portion of the contiguous Wesdome group of properties. For the purpose of this disclosure, this project is separated out from the Wesdome group of properties because of its geographic isolation from the Kiena mine workings and the possibility that future development would be separate from Kiena.

The InnovExplo study resulted in a National Instrument 43-101 compliant resource estimate and technical report the summary of which is reproduced in section 3.4.2 of this document. More detailed technical disclosure is incorporated by reference to "Technical Report and Mineral Resource Estimate for the Wesdome Project, December 8, 2009" which was filed on SEDAR (www.sedar.com) on December 10, 2009.

3.4.1        Kiena Mine

Property Description and Location

The Wesdome Properties are located 10 kilometres west of Val-d'Or in Dubuisson Township, northwestern Québec, Canada.

The properties are a contiguous group of 332 mining claims and 4 mining concessions covering 7,400 hectares. The Kiena mine complex is located in the centre of the land package.

Accessibility, Climate, Infrastructure and Physiography

The Wesdome Properties are readily accessible by road from Val-d'Or using Highway 117, which crosses the southern portion of the properties. An all season gravel road accesses the Kiena mine complex.

Val-d'Or and surrounding region was founded and established with the development of the mining industry. There are various resources and infrastructure available to facilitate the continued development and expansion of mine operations.

The Val-d'Or region is typical shield-type terrain that is characteristically very flat with local low knolls and hummocks. Topographic elevation at Val-d'Or is 300 metres above sea level. Large areas are dominated by swamp, numerous small, shallow lakes and ponds. Lac De Montigny covers approximately 55% of the surface area of the Wesdome properties. The remaining areas are forested with spruce and low bush vegetation.
The temperate continental climate does not pose problems for mine operations.

History

The first discovery of native gold-bearing quartz veins in the Lac De Montigny area was made during the period from 1911 to 1914 on Parker Island on which the present Kiena mine site has been constructed. Exploration during the period from 1922 to 1927 uncovered the Wisik vein on an island to the east of Parker Island. Activities heightened in the area with the commencement of mine operations at Siscoe, Sullivan and Shawkey Mines during the period from 1929 to 1936. Kiena Gold Mines Limited was established in 1936 under Ventures Limited Management, and a shaft with four levels for exploration was developed on Parker Island. The Parker vein system had limited extensions; however the underground exploration was successful in identifying the North and VC Zones prior to the shut-down of the program in 1940 due to wartime issues.

The main S-50 Zone was discovered in 1961. At this stage, Falconbridge Ltd. ("Falconbridge") had assumed management of this project and exploration had outlined a reserve of 4.5 million tonnes averaging 6.34 g/t Au for the S-50 Zone. Shaft No. 1 was collared in 1963 to advance the project, but with the gold price at US$35.00 per ounce in 1965, the property was not developed. Falconbridge reevaluated the project in 1979 and successfully commenced mine production in October 1981. Ore was initially transported to the Lamaque Mill for three years until Kiena mines constructed its own mill in September 1984. Most of this zone has been mined out.

Falconbridge sold its Kiena mine interest to Campbell Red Lake Mines in January 1986. Subsequently, with the merger of Placer Development Limited, Dome Mines Limited and Campbell Red Lake Mines; Placer Dome Inc. assumed operatorship of Kiena mine from 1987 to 1997. Les Mines McWatters Inc. purchased Kiena mine from Placer Dome Canada Ltd. to become the operator of the mine on September 12, 1997.

The Kiena mine's production rate was 2,000 tons per day. To date, total mine production was 10.7 M tons at 4.77 g/t Au for a total of 1.56 million ounces of gold (1981-2002). Wesdome Gold Mines Ltd. bought the property in 2003.

Although the S-50 orebody was depleted, Wesdome undertook underground exploration by driving long exploration drifts north on the 520 metre level and east on the 330 metre level to examine zones unrelated to previous mining activity. Success in this effort led to commercial production commencing from these new areas on August 1, 2006.

From August 1, 2006 until the end of 2012 the Kiena mine has produced 190,938 ounces of gold from 1,729,342 tonnes of ore milled at a recovered grade of 3.43 gAu/tonne.

Geology

The Wesdome Properties are in the southeastern area of the Abitibi greenstone belt in the Superior Province of the Canadian Shield. They are hosted within northeast dipping and overturned sequence of mafic and ultramafic rocks of the Malartic Group in the Val-d'Or-Malartic area. The volcanic assemblage is intruded by dioritic granodioritic and younger feldspar porphyry dykes. The main style of mineralization for the deposits are related with carbonate-quartz sulphide stockworks, veins, breccia-filling and disseminated sulphides with associated carbonatization and albitization in diorite and surrounding volcanic rocks.

The Kiena mine was developed on the main S-50 Zone that has been the cornerstone of the mine.

The regional geology of the Val-d'Or – Malartic area consists of a supracrustal assemblage of ultramafic to felsic volcanic rocks and narrow belts of clastic sedimentary rocks. Plutonic rocks of diorite to tonalite composition intrude these belts. The regional, easterly-trending Cadillac Break separates the above assemblage of rocks from younger sedimentary rocks of the Pontiac Group to the south.

Many of the gold deposits in the Val-d'Or and Malartic district occur within a 5 kilometre wide corridor along the north side of the Cadillac Break. Two main styles of gold deposits are recognized in the area. The more abundant structurally controlled gold quartz-vein type deposits are more closely associated with discrete shear zone systems that are subsidiary and proximal to the main Cadillac Break. These quartz vein gold deposits are dominantly hosted by mafic volcanic rocks, of the Malartic Group and they commonly show a marked spatial association with felsic intrusions that are typically felsic porphyritic plugs, sills and dykes. There are also a number of quartz vein gold deposits that are developed within intrusive rocks such as the Bourlamaque batholith. The second type are the disseminated deposits in which mineralized zones of disseminated sulphide occur in massive, fractured and brecciated wallrocks commonly with small quartz veinlets in the form of a stockwork. The Kiena and the Shawkey deposits would classify with this second type of deposits.

Deposit Geology

The Kiena mine was developed on the major S-50 Zone, which to the end of 1999 had produced 8.7 million tonnes averaging 5.04 g/t Au. This represents 98.9% of the total production from the mine. The S-50 Zone at the surface is 200 metres east of Parker Island on Lac De Montigny and occurs as an irregular-shaped body roughly in a north-south trending corridor of structurally deformed and hydrothermally altered komatiitic basalt. The deposit extends over a maximum strike length of 500 metres on level 33. In cross section, the deposit dips 30 to 40° W, steepens rapidly and then rolls to a 50 to 60° easterly dip. The configuration of the deposit and the mineralogical characteristics change with depth. There are a number of satellite deposits and by comparison, these are significantly smaller than the S-50 Zone. These include the North, VC, South, Northwest, 388, Wisik and Martin Zones. Geological studies to date have been concentrated on the main S-50 ore deposit, but they have also recognized that the mineralization for many of the satellite deposits is quite similar to the S-50 Zone characteristics.

The Main S-50 ore deposit and several smaller satellite deposits North, 388 and Martin Zones occur as unique style of mineralization where the gold is intimately associated with carbonate, quartz, pyrite and minor pyrrhotite and chalcopyrite. These occur as veins and veinlets in the form of sheeted veins and stockworks, breccia filling and disseminations in carbonatized and albitized diorite dykes and mafic volcanic rocks. Veins and veinlets in the S-50 Zone are primarily calcite and other carbonates with minor quartz whereas most other deposits have quartz veins and veinlets with minor carbonate. On the Kiena property, most mineralized zones are hosted within and near the upper contact of the komatiitic basalt with the older komatiitic units. In and around the main deposit, the komatiitic basalt on a more finite scale has been deformed and hydrothermally altered to locally be defined as brecciated basalt, massive to pillowed basaltic flow and a light greyish-green carbonate talc-chlorite schist. Gold mineralization is mainly developed in the basaltic rocks in association with sodium-rich diorite dyke intrusion; the schistose unit is weakly mineralized and commonly forms the uneconomic boundary around the ore deposit.

Exploration

Since acquiring the Kiena property in 2003, the Company focused on rehabilitating the surface, mill and underground infrastructure. A drift was driven 500 metres to the north on the 520 metre level to explore the VC, North and 388 Zones. Favourable results led to a decision to develop these zones and commercial production commenced August 1, 2006.

During the same time, an exploration drift was driven eastwards to explore the Wisik, Martin and Shawkey 22 Zone occurrences on the 330 metre level. To date only the Martin Zone has demonstrated sufficient continuity to support resource estimates.

In 2006-2007, a comprehensive compilation project on the ultramafic sequence which cuts the central portion of the property (the Jacola Formation) was undertaken. In 2008, a surface drilling program totalling 25,000 metres in 52 holes tested targets defined by this work. The highlight of this drilling was the identification of a broad mineralized system located three kilometres east of the Kiena shaft. The mineralized system, dubbed the Dubuisson Zone, has been traced over 500 metres of strikelength and remains open in all directions. Highlights include intersections of 6.82 gAu/tonne over 7.7 metres, 6.92 gAu/tonne over 8.0 metres, 8.75 gAu/tonne over 5.8 metres and 4.25 gAu/tonne over 17.0 metres.

In 2009, the surface drilling continued with 30,000 metres of drilling completed in 66 holes. Results were highlighted by intersections of 26.1 gAu/tonne over 10.3 metres and 16.5 gAu/tonne over 12.3 metres. Positive results have prompted management to initiate an underground exploration and development program on the new zone. This involved a 1,000 metre drift on the 330 metre level and drilling its depth potential to 700 metres.

Underground drilling continued to trace the VC, 388, North and S-50 Zones to depth.

Sampling and Analysis

Sample Preparation

During the previous and recent drill programs, the drill core was partially cut with a splitter along its longitudinal axis and sampled every 0.3, 0.5 and/or 1.5 metres following the typology of the mineralization. Thereafter the following steps were taken:

1.	the core boxes were unloaded, washed and tagged;
2.	the core was measured and logged by one of Wesdome's geologists;
3.	one-half of the core was sampled, placed in a tagged bag for assay lab. The other half was replaced in a box with a corresponding tag, which was placed at the beginning of the split core;
4.	the metallic pan and the splitter were washed and cleaned after each sample was taken;
5.	each sample bag was then sealed and attached; and
6.	the samples were placed in larger shipping bags and delivered by company personnel to the laboratory for the analysis.

At the Kiena mine, samples were divided into PT and RT types for processing at the laboratory. PT refers to total pulverisation or more universally to the metallic screening assaying procedure, which is used for samples containing coarse-gold. RT refers to routine assaying procedures, which are used for presumed low-grade gold samples or those without visible gold mineralization.

Geologica concluded that the sampling approach and assay procedure used appear to conform with mining standards.

Diamond Drill Samples

RT samples: Procedures for routine fire assaying are to initially crush the entire sample to – 10 mesh, then a 300 g sub-sample is split and pulverized to 95% - 150 mesh, and a 30 g sub-sample is fire assayed using standard industry procedures, with the gold content determined by atomic absorption spectrometry.

PT samples: Sample is initially crushed to – 10 mesh, and a 250 g sub-sample is riffle split from the crushed material for a standard fire assay as a first step. Then a 1.5 kg sub-sample from the reject material is split and pulverized, screened to ± 150 mesh to follow standard metallics assaying procedures. There is normally sufficient material remaining for further check assay work. To ensure no cross-contamination between samples, the crushing of each total pulverization sample is followed by processing a barren granite cobble.

For the security and quality control, diamond drill core samples were catalogued on sample shipment memos, which were completed at the time samples were being packed for shipment. Each batch of PT samples shipped to the laboratory for metallics assaying consisted of six samples plus the addition of one standard and one blank. Every third batch contained a duplicate sample as one of the six, which was prepared by the laboratory. Each batch of RT samples consisted of 17 samples plus the addition of 1 standard and 1 blank. A duplicate, prepared by the laboratory, was included in every batch of RT samples.

The material used for standards comprised certified reference material purchased from commercial facilities specializing in their manufacture (RockLab and CND "Analytical Solution Limited"). All material used for blank samples comprised barren mafic volcanic rock, granite or quartzite. Laboratories also added their own quality control standards. In the case of any doubt regarding the validity of a sample, the entire batch was re-assayed.

The sampling completed by Wesdome was analyzed by Bourlamaque Assay Laboratories Ltd. in Val-d'Or. The check sampling for the actual audit by Geologica was analyzed by ALS Chemex in Val-d'Or with the same approach.

Data Corroboration

For all the mineralized zones that were check sampled (235 samples) and then audited by Geologica on the Wesdome Properties the measured correlation coefficient varied between 41% and 100%. Zone VC-1 gave the lowest coefficient most probably caused by the presence of coarse and visible gold specks. This is often seen at Kiena and sample representation problems are partly resolved by using Metallic Screen Analysis (total pulverization). This situation is common in the Val-d'Or area and in several other mining districts of the Abitibi Greenstone Belt such as Timmins, Kirkland Lake, Shebandowan, Hemlo and particularly along the Cadillac Tectonic Zone an important gold metallotect.

Mineral Resource Estimates

Geologica's assignment included reviews and audits of historical and recent mineral resources for the Kiena mine. The resource estimates, regardless of who completed them, were done in the same general manner using the same basic parameters. Geologica understands that geological interpretation was done both on cross section and longitudinal section, but the resource estimates were completed on longitudinal sections using the polygonal method.

At the Kiena mine, all resource estimates and audits, whether completed by Placer Dome, McWatters or Wesdome used a specific gravity of 2.8 to calculate the tonnage of the block model and Geologica agrees that this is a reasonable figure for this type of estimate. Estimates by Placer Dome, McWatters and Wesdome used an upper cut-off grade of 26 g/t Au and lower 1.9 g/t Au for resources for VC, North, 388 and Martin Zones at Kiena. Wesdome used the conventional polygonal method for their estimation of resources after performing geological interpretation from drill hole intersections. Geologica concluded that the manner in which resources were estimated appears to follow appropriate standards and conservative procedures that were sound, correctly applied and gave acceptable results.

Geologica's audit included:

1.              The independent sampling and assaying of several intercepts from old drill core on which Wesdome estimates were based;

2               General review of the estimation parameters and methods of interpretation of mineralization;

3.
Random checks of assays on the cross sections compared to assays reported in the drill hole logs. No checks could be made on some certificates of analysis because they were not available and likely no longer exist;

4.	Check calculations on grade composites to confirm that they were averaged correctly;

5.	Checks to ensure that capping of individual assays was done as specified; and

6.	Check calculations on areas of polygons.

Geologica's audit found reasonable agreement with Wesdome's results and Geologica concluded that Wesdome's estimates were completed in an acceptable manner. Geologica's audit validated Wesdome's mineral resource estimates for the VC-1, VC-2, VC-3, North, 388 and Martin Zones at Kiena mine. The resources were classified using criteria specified in NI 43-101 and CIM Standards.

Methodology

1.	Each hole is described with the PROLOG Software

2.	Data from PROLOG is transferred in DATAMINE Software

3.	Generate DDH sections with 15 metres spacing with the DDH date

4.	Interpretation of each section with mineralized zones and geological contacts

5.	Define and close the envelope of each mineralized zone on each section

6.	Generate a block model with an influence area of 5m x 5m around the DDH intersection and by other small block to complete the area defined by the defined mineralized envelope on each sections

7.	Define a grade legend, to assign a color at each block and to classify these blocks in categories of reserves and/or resources.

Parameters

1.	Recuperation of 95.5%
2.	Cut-off grade for reserves:	2.5 g/t Au in long hole working place
3.0 g/t Au in cut and fill
2.5 g/t Au in the North Zone
3.	Cut-off for resources:	1.9 g/t Au (75% of cut-off for reserves)
4.	Density:	2.8 t/m3
5.	Dilution:	85-95% for tonnage in-situ and 10-15% for tonnage at 0 g/t A Au
6.	Cutting factor:	34.28 g/t Au

The volume, grade and results obtained by Geologica on the VC Zone during this audit corroborated at 95% the results presented on the table of resource calculations completed by the Company in 2003. Geologica considers this result as very reasonable and confirms that it is compliant with National Instrument 43-101. The methodology used by the Company for Wesdome was the one proposed by the CIM Standards ("The Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines of May 30, 2003").

Kiena Mineral Reserve and Resource Estimate

As at December 31, 2012, Kiena's mineral reserves and resources estimates are as follows. These take into account the definition drilling, development and mine planning activities conducted in 2012. This resulted in an upgrading of classification yet total resources and reserves are not materially different than those in the 2005 technical report. Identical methodologies and parameters were employed.

Kiena Mineral Reserves at December 31, 2012
(at $1,650 Cdn per ounce gold price)

Mine	Category	Tonnes	Grade	Ounces
			(gAu/tonne)
Kiena	Proven	520,000	3.1	51,000
	Probable	1,322,000	3.6	153,000
	Proven + Probable	1,842,000	3.4	204,000

Kiena Additional Mineral Resources as of December 31, 2012
(at $1,650 Cdn per ounce gold price)

Mine	Category	Tonnes	Grade	Ounces
			(gAu/tonne)
Kiena	Measured	197,000	3.2	74,000
	Indicated	1,723,000	3.5	341,000
	Measured + Indicated	1,920,000	3.4	415,000

Mineral reserve and resource estimates were compiled by Marc Ducharme, P.Geo. of Wesdome Gold Mines Ltd., a "producing issuer" as per National Instrument 43-101. Mineral resources have no demonstrated economic viability. Mineral reserves are mineral resources which have undergone mine planning and budgeting work and have been incorporated into a mine plan assuming a gold price of CDN$1,650 per ounce.

Subsequent to year end, 2012, the Company determined that mining operations at Kiena would be suspended by June 30, 2013. Review of the 5-year mine plan did not offer significant enough encouragement to justify the potential risk.

The Company believes Kiena has substantial potential and would likely benefit from an exploration and redevelopment effort in the future, when economic conditions and availability of capital are more opportune.

Accordingly, Mineral Reserves have been reclassified to Mineral Resources as listed in the following table.

Kiena Mineral Resources as of March 8, 2013
(at $1,650 Cdn per ounce gold price)

Category	Tonnes	Grade	Ounces
		(gAu/tonne)
Measured	717,000	3.2	74,000
Indicated	3,045,000	3.5	341,000
Measured + Indicated	3,762,000	3.4	415,000

All resources incorporate dilution factors of 10 to 25%. Interestingly, the overall grade matches that of the historical production at 3.4 gAu/tonne as shown on the following table.

Mining Operations

Geologica, in collaboration with Wesdome, prepared and recommended a two-phase underground exploration and development program totalling $21.9 million. This was undertaken resulting in commercial production commencing August 1, 2006. Production since August 1, 2006, is summarized below.

Kiena Production

YEAR	TONNES MILLED	RECOVERED GRADE	OUNCES	COMMENT
2006	94,200	3.10	9,300	Production-Aug 1, 2006
2007	284,757	3.90	35,404
2008	241,641	5.20	40,344
2009	302,034	3.65	35,398
2010	285,527	3.50	32,162
2011	255,311	2.38	19,516
2012	265,872	2.20	18,814
Total:	1,729,342	3.43	190,938

Mining Method

The Kiena mine employs sublevel long hole blasting techniques and cut and fill methods employing hydraulic backfill. Mining is primarily trackless and serviced by a 920 metre deep shaft. Existing ore handling systems would permit ramp development and mining to a depth of approximately 1,100 metres. Wesdome's mining to date has occurred above 620 metres with the 670 metre level currently being developed.

Metallurgical Process

Milling operations employ the CIP (carbon-in-pulp) method with gold recoveries averaging about 98 percent. The mill employs SAG (semi-autogenous grinding) and a regular ball mill.

The mill is accompanied by a backfill plant from which tailings are treated for return to underground as backfill. The remaining tailings are pumped to the tailings impoundment area.

The mill has capacity to operate at 2,000 tonnes per day. In 2009, the mill operated at 1,000 tonnes per day, five days per week.

Human Resources

At December 31, 2012, the Kiena mine had 167 employees consisting of 112 hourly workers and 55 staff.

Summary of Kiena Personnel, December 31, 2012

Department	Employees
Mining and exploration	83
Milling	18
Maintenance	40
Technical Services & Site Administration	26
Total	167

In addition to these permanent employees, 37 contractors existed bringing the total to 204.

Production Forecast

In 2013, we forecast 5,000 ounces of production and suspension of mining activity. The mine will be placed on care and maintenance status.

Potential to mine developed and drilled-off resources, with a reduced force, are currently being analyzed and could result in greater production levels than currently forecast.

Markets

All gold produced at the Kiena mine is refined at the Royal Canadian Mint in Ottawa. It is then sold to International Assets Holding Corp., Florida. Gold is sold at spot prices. The Company does not hedge its gold production.

Environmental Conditions

The environmental management systems at Kiena monitor deleterious organic compounds, heavy metals and suspended solids in water under strict federal and provincial guidelines. Sampling is regularly performed from observation sites surrounding the mine at the tailings impoundment area.

Additionally, sampling is conducted in Lac de Montigny and from wells of surrounding citizens.

The ore and waste at Kiena is not acid generating and contains calcium carbonate, which behaves as a natural acid buffer.

Recently a rock wall was constructed around the mill building to reduce noise in response to neighbours' requests.

The tailings impoundment area consists of two cells. Tailings and water are transferred from the mill and reside in the tailings pond for a few months. This allows suspended solids to settle. The surface water is then transferred to the polishing pond by siphon. The water works its way through the polishing pond and is released toward Lac de Montigny. Weekly analyses of this effluent follows the requirements of directive 19 of the Reglement Fédéral sur les effluents des mines de métaux. The Kiena effluent has been in compliance with these strict norms for several years.

In 2010, a new lift was added to the berm surrounding the tailings impoundment area. This is projected to add an additional 6 – 7 years of capacity.

Permits

The following are the principal permits for mining operations at Kiena, governed by the Ministère du Developpement Durable, Environnment et des Parcs.

7610-08-01-70065-23	Certificate of Authorization for the reopening of "Les Mines d'Or Kiena Ltée". Originally issued in 1981 and amended in 1997, 2001 and 2004.

7610-08-01-70065-24	Certificate of Authorization for milling operations at the Kiena mine. Initially issued in 1984 and amended in 1987, 1989, 1996, 1997, 2001 and 2004.

In addition to these principal permits, an array of minor permits and authorizations are maintained, including waste rock storage, septic installations, clay pits and enlargements of the tailings pond.

Restoration

The Company has posted an irrevocable line of credit of about $0.7 million with a major bank to be held against these future obligations. The restoration plan was updated in 2008 by consulting firm Roche Ltée.

Mine Life

The Kiena mine currently has mineral reserves to support a 3-year mine life. Ongoing exploration and development work is designed to replace reserves and upgrade resources as has been the case to date. Ore handling infrastructure is currently sufficient to handle mining to twice current depths without significant capital outlays, such as shaft deepening.

Exploration and Development

Exploration and development plans have been frozen following the March 7, 2013 announcement to suspend production by June 30, 2013.

3.4.2 Wesdome Project

In 2009, a detailed re-evaluation of the potential of the Wesdome Project was completed by independent consulting firm InnovExplo Inc. of Val d'Or, Quebec. The Wesdome Project is situated approximately 4 kilometres north of the Kiena mine and is currently viewed as a separate project of considerable merit.

For this reason it is discussed separately. The InnovExplo study resulted in a new 43-101 compliant resource estimate. This estimate is significantly larger than previous estimates. It takes into account 21 gold-bearing structures whereas previous estimates only included one – the Wesdome "A" Zone.

The new study estimates Indicated resources of 335,900 tonnes grading 7.46 gAu/tonne and additional Inferred resources totalling 2,310,900 tonnes grading 8.05 gAu/tonne. The Qualified and Independent Persons, as defined by NI 43-101, for the report are Bruno Turcotte, PGeo. and Carl Pelletier, PGeo.

The following summary is reproduced from the report. More detailed technical disclosure is incorporated by reference to "Technical Report and Mineral Resource Estimate for the Wesdome Project, December 8, 2009" which was filed on SEDAR (www.sedar.com) on December 10, 2009.

SUMMARY

On June 1, 2009, InnovExplo Inc was mandated by Sylvain Lehoux, general manager of Kiena mining Complex owned by Wesdome Gold Mines Ltd, to complete a Mineral Resource estimate and a Technical Report for the Wesdome Project in compliance with Regulation 43-101 and Form 43-101F1. The Mineral Resource estimate covers the area of the historical resources were reported in the past. The Wesdome Project is located near Val-d'Or, Québec, Canada. The issuer, Wesdome Gold Mines Ltd, is a Canadian mineral exploration company trading publicly on the TSX in Toronto, Canada (TSX: WDO). InnovExplo is an independent mining and exploration consulting firm based in Val-d'Or (Quebec).

The main author, Bruno Turcotte, M.Sc., P.Geo. (OGQ no.453), completed the report and reviewed previous surveys, data and all relevant information that were judged adequate and reliable. The report was prepared under the supervision of Carl Pelletier, B.Sc., P.Geo. (OGQ no.384). The authors, Bruno Turcotte, M.Sc., P.Geo. and Carl Pelletier, B.Sc., P.Geo., are Qualified and Independent Persons as defined by Regulation 43-101. InnovExplo's technical support was provided by Serge Morin, and Venetia Bodycomb of Vee Geoservices provided the linguistic editing.

The Wesdome Project is approximately 9 km northwest of the town of Val-d'Or, Quebec, on NTS map sheet 32C/04. The project is located in the Dubuisson and Vassan townships. The Wesdome Project is covered by Lac De Montigny. The approximate UTM coordinates for the geographic centre of the property are 282950E, 5337400N (Zone 18, NAD83).

The Wesdome property represents fifty-one (51) contiguous claims and covers an area of 866.32 hectares (51 mining titles). The fifty-one (51) mining titles are contiguous and owned by Wesdome Gold Mines Ltd. In GESTIM, all the titles are in good standing and registered 100% to Wesdome Gold Mines Ltd.

Wesdome Gold Mines Inc. was created as a joint venture in 1976 for the purpose of exploring and developing the Wesdome property in Val d'Or. Wesdome derives its name from the joint venture between Western Quebec Mines Inc. and Dome Mines Ltd. From 1977 to 1997, Western Québec Mines Inc. and Placer Dome Limited owned approximately 30% and 70%, respectively, of the 51-claim Wesdome property. On November 21, 1997, Western Quebec Mines bought out Dome Mines' interest with a payment of US$725,590, a 1% royalty on the net smelter return of any mineral substances from the Wesdome property, and other good and valuable consideration. In 1999, Wesdome Gold Mines Inc. became a publicly listed company. Wesdome Gold Mines proceeded with its advanced exploration and development on the whollyowned property.

The Wesdome property lies within the Archean Superior Province. The rocks of the Superior Province are mainly Mesoarchean and Neoarchean in age and were significantly affected by post-Archean deformation only along its boundaries with Proterozoic orogens, such as the Trans-Hudson and Grenville orogens, and along major internal fault zones, such as the Kapuskasing structural zone. Tectonic stability has prevailed since ca. 2.6 Ga in large parts of the Superior Province. Proterozoic and younger activity is limited to rifting of the margins, emplacement of numerous mafic dyke swarms (Buchan and Ernst, 2004), compressional reactivation, and large-scale rotation at ca. 1.9 Ga and failed rifting at ca. 1.1 Ga. With the exception of the northwestern and northeastern Superior margins that were pervasively deformed and metamorphosed at 1.9 to 1.8 Ga, the craton has escaped ductile deformation.

The Wesdome property is located in the Val-d'Or mining district, which in turnlies within the eastern segment of the South Volcanic Zone (SVZ) of the Abitibi Subprovince. In this sector, the SVZ is in contact with the Pontiac Subprovince. The boundary with the Pontiac Subprovince is characterized by an extensive deformation zone, referred to as the Larder Lake-Cadillac break, which is interpreted as a suture zone between the two subprovinces. The Wesdome property is underlain by rocks of the Malartic Group, specifically the Dubuisson and Jacola formations. The property is located in the northwest extension of the "K" zone of the old Siscoe mine. Virtually all of the property geology is known from diamond drill holes. The geologic units that crop out in the Wesdome property are as follows: (1) dominant tholeiitic basalts and andesites with intercalations of ultramafic lavas belonging to the Dubuisson Formation; (2) intrusive rocks, referred to as the Snowshoe Batholith; and (3) dyke swarms commonly observed throughout of the property, but particularly abundant in basaltic rocks in the area east of the Snowshoe Batholith.

The 2009 Mineral Resource estimate was performed by Bruno Turcotte, M.Sc., P.Geo., under the supervision of Carl Pelletier, B.Sc., P.Geo., using all available results. The prime objective of work carried out by InnovExplo is to confirm the presence of sufficient mineral resources within the Wesdome property to justify further exploration work by Wesdome Gold Mines Ltd. The resource estimate was compiled for the area between sections 1880E and 3600E and from 0 to 500 metres depth. The Mineral Resource estimate is not influenced by any penalizing factor. Mineral Resources are not Mineral Reserves since they have no demonstrated economic viability. The result is a single Mineral Resource estimate for the Wesdome property with Indicated, and Inferred Resources.

The authors, Carl Pelletier and Bruno Turcotte, are of the opinion that the current Mineral Resource estimate (Fig 17.5 and 17.6) can only be classified as Indicated, and Inferred Resources, and that the estimate conforms to CIM standards and guidelines for reporting mineral resources and reserves.

InnovExplo estimates that the Wesdome project has Indicated Resources of 335,900 metric tonnes grading 7.46 g/t Au for a total of 80,564 ounces. Total Inferred Resources are estimated at 2,310,900 metric tonnes grading 8.05 g/t Au for a total of 598,017 ounces, at a cut-off grade of 5.0 g/t Au. A 100-metre crown pillar was considered in this current Mineral Resource estimate. Figures 17.7 and 17.8 show the variations in metric tonnes, ounces, and grades for different cut-off grades for the Indicated Resources excluding the crown pillar.

	Indicated Resource			Indicated Resource (Crown Pillar)			Indicated Resource (Total)
Cut-Off	Metric	Grade	Ounces	Metric	Grade	Ounces	Metric	Grade	Ounces
(g/t)	Ton (t)	(g/t)		Ton (t)	(g/t)		Ton (t)	(g/t)
3.0	557,500	5.91	105,918	91,700	5.61	16,555	649,200	5.87	122,474
4.0	456,700	6.49	95,328	88,900	5.69	16,254	545,600	6.36	111,582
5.0	275,800	7.73	68,526	60,100	6.23	12,038	335,900	7.46	80,564
6.0	207,000	8.53	56,794	30,300	7.36	7,176	237,300	8.36	63,969
7.0	138,100	9.71	43,102	11,500	9.07	3,361	149,600	9.66	46,463

	Inferred Resource			Inferred Resource (Crown Pillar)			Inferred Resource (Total)
Cut-Off	Metric	Grade	Ounces	Metric	Grade	Ounces	Metric	Grade	Ounces
(g/t)	Ton (t)	(g/t)		Ton (t)	(g/t)		Ton (t)	(g/t)
3.0	2,633,600	6.31	534,653	1,234,200	6.57	260,763	3,867,800	6.40	795,416
4.0	2,056,400	7.11	470,203	1,035,200	7.18	238,892	3,091,600	7.13	709,095
5.0	1,563,300	7.97	400,408	747,600	8.22	197,609	2,310,900	8.05	598,017
6.0	984,900	9.47	299,968	500,400	9.71	156,237	1,485,300	9.55	456,205
7.0	752,400	10.42	252,058	324,000	11.53	120,144	1,076,400	10.76	372,201

*      The Independent and Qualified Persons for the Mineral Resource estimate, as defined by Regulation 43-101, are Carl Pelletier, B.Sc., P.Geo.,and Bruno Turcotte, M.Sc., P.Geo. (InnovExplo Inc.), and the effective date of the estimate is October 5, 2009.
*      Mineral Resources are not Mineral Reserves having demonstrated economic viability.
*      Results are presented undiluted and in situ. The estimate includes 21gold-bearing zones and covers the Wesdome project area over 1,720 metres E-W, 1,250 metres N-S, and from an elevation of 0 to -500 m.
*      The resources were compiled using a minimum cut-off grade of 5.0 g/t Au. This cut-off must be re-evaluated in light of current market conditions (gold price, exchange rate and    mining cost).
*      A fixed density of 2.80 g/cm3 was used.
*      A minimum of 1.5 m true thickness was applied, using the grade of the adjacent material when assayed, or a value of zero when not assayed.
*      High grade capping was done on the raw data and established at 67.0 g/t Au. No drill hole   compositing was done.

*    Resources were evaluated from drill hole results using a polygonal method on longitudinal sections with nominal areas of influence of 10 metres for indicated resources and 40 metres for inferred resources.
*     100-metres crown pillar was considered in the current Mineral Resource estimate.
*     Ounce (troy) = Metric Tons X Grade / 31.10348. Calculations used metric units (metres, tonnes and g/t Au).
*    The number of metric tons was rounded to the nearest hundred. Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations in Regulation 43- 101.
*    InnovExplo is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the  Mineral Resource estimate.

Figures 17.9 and 17.10 show all results for the 21gold-bearing zones at a cut-off grade of 5.0 g/t Au.

The objective of InnovExplo's assignment was to prepare a Mineral Resource estimate for the Wesdome Project from a depth of 0 to 500 metres and from sections 1880E to 3600E. The Mineral Resource estimate presented above meets this objective. In addition, observations made during the completion of this assignment lead InnovExplo to believe that the mineral potential of the Wesdome Project has not been fully evaluated by the diamond drilling programs conducted to date.

In spite of the amount of diamond drill holes (482 DDH) already done on this project, it remains a lot of drilling to do in order to well understand all types of attitude of the mineralized zones. The Zones "A", "B" and "E" are the best known up to now. The spacing between the diamond drill holes collars is generally more than 60 metres.

Moreover, it will be important to well investigate the Snowshoe Stock on the Wesdome property. The cross-section cuts more or less perpendicularly the shear zones located on the property. But, it is a wrong orientation to test the probability to find more auriferous veins with the same attitude like these found at the Siscoe Mine.

After conducting a detailed review of all pertinent information and completing its Mineral Resource estimate, InnovExplo concludes the following:

●	The Wesdome Project contains at least twenty-one (21) continuous mineralized zones;
●	The mineralized zones contain lenses with an average grade above 3.00 g/t Au;
●	The lenses have dimensions ranging from 30 to 150 metres;
●	In spite of the current drill spacing, the geological continuity seems steady throughout the mineralized zones;
●	The shape and distribution of the lenses and the defined ore shoots will be useful in planning future diamond drill programs;
●	The potential is high for upgrading Inferred Resources to Indicated Resources with more diamond drilling;
●	The potential is high for adding new Resources in the extensions of known zones with more diamond drilling;
●	The potential is high for discovering new deposits on the Wesdome Project.
●	The potential is high to find new auriferous veins with same orientation like these found at the Siscoe Mine.

InnovExplo considers the present estimate to be reliable, thorough, based on quality data and reasonable hypotheses, and on parameters compliant with Regulation 43-101 and CIM standards with regard to Mineral Reserve and Resource estimates. InnovExplo believes that the Mineral Resources at the Wesdome project are sufficiently advanced to form the basis for an underground bulk sampling and diamond drilling program with the objective of preparing the project for a pre-feasibility study.

InnovExplo does not recommend performing all of these proposed activities during the  next exploration program. Instead, it is recommended to proceed by phases with the general objective of increasing the level of confidence in the Mineral Resource at each phase while minimizing the financial risk.

o      Phase I: Confirm the geological and grade continuities with more drilling;
o      Phase II: Mineral Resources Update, scoping study and additional drilling.

Phase I of the exploration program

Phase I drilling should be conducted with two objectives. The first is to confirm the level of confidence in the geological and grade continuities. In order to achieve this, it is recommended that tight diamond drilling be carried out on the actual cross-sections oriented east-west. Drilling should target Indicated Resources and Inferred Resources in the vicinity of core of Indicated Resources. It will increase the level of confidence in the Mineral Resources and upgrade some parts of the Inferred Resources into Indicated Resources.

The second objective is to evaluate the possibility of finding find new auriferous veins like those of the Siscoe mine. In order to achieve this, at least two new sections oriented east-west could be drilled in order to verify this new hypothesis.

A total of 10,000 metres are estimated for Phase I drilling. Diamond drill holes will target the longitudinal sections of the mineralized zone. Although these holes will target only these mineralized zones, all holes will also intercept several other mineralized zones. In this way, it will be possible to add new Inferred Resources in the extensions of known zones and in undrilled areas.

Phase II of the exploration program

Depending of the success of Phase I, a Mineral Resources update and a scoping study should be performed for the total Wesdome Mineral Resource. Additional diamond drilling is also recommended to upgrade Inferred Resources to Indicated Resources and to increase the Inferred Resources. An exploration drift could be developed for definition drilling. Definition drilling from underground requires shorter drill holes and has better precision compared to surface drilling. An additional 20,000 metres is estimated for Phase II.

Estimated cost for recommended exploration work program

The authors have prepared the estimated cost of the recommended exploration program to be used as a guideline for the project. The estimated cost for Phase I, which includes the drilling program, amounts to CA $7,906,250. InnovExplo is of the opinion that the recommended work program and proposed expenditures are appropriate and well thought out. InnovExplo believes that the proposed budget reasonably reflects the type and amount of contemplated activities. InnovExplo believes that upon completion of this more advanced exploration and development work, additional economic studies will be required to advance the project as appropriate. Additional development and bulk sampling may be considered. This report does not include an estimated cost for these activities because the proposed Phase I and II exploration programs must be completed before such costs can be determined.

3.5           Moss Lake Gold Mines Ltd.

The Company owns approximately 57.6% of the issued and outstanding shares of Moss Lake Gold Mines Ltd., a corporation listed on the TSX-V exchange under the symbol "MOK".

Moss Lake owns a large tonnage – low grade deposit located in the Shebandowan area, 100 kilometres west of Thunder Bay, Ontario. Recent increases in the gold price have made this project more relevant and material to the Company.

In 2006, a NI 43-101 compliant resource estimate was compiled by Watts, Griffis, McOuat ("WGM") of the Moss Lake Deposit. The report defined an inferred resource of 56.1 million tons grading 0.027 ounces gold per ton for the Moss Lake deposit, containing 1.51 million ounces. This includes 39.0 million tons grading 0.035 ounces per ton applying a 0.015 ounce per ton cut-off grade. WGM recommends a Preliminary Assessment to determine the economic conditions necessary to promote the resource classification and advance development options. This area merits further work. The qualified person as per NI 43-101 for the technical report was John Sullivan, P.Geo and Senior Geologist of Watts, Griffis, McOuat.

In 2008, a drilling program was undertaken as part of the recommendations in the 2006 report. Drilling was for the dual purpose of validating historic data and refining the resource model. Resource remodelling work initiated in 2009, resulted in an updated Technical Report and mineral resource estimate which is dated July 28, 2010. Tonnage and contained ounces of gold increased 8% over previous estimates and 65% of the resources were upgraded from an inferred classification to an indicated classification.

The following summary is reproduced from the report dated July 28, 2010 entitled "An Update to a Technical Review of the Moss Lake Gold Property, Including an Updated Mineral Resource Estimate" conducted by Richard Risto, P.Geo. and Kurt Breede, P.Eng. both independent qualified persons representing independent consulting firm Watts, Griffis and McOuat of Toronto. More detailed technical disclosure is incorporated by reference to the entire technical report dated July 28, 2010, and filed on SEDAR (www.sedar.com).

SUMMARY

Moss Lake Gold Mines Ltd. ("MOK") retained Watts, Griffis and McOuat Limited ("WGM") to complete an updated independent technical review and prepare an updated Mineral Resource estimate for the Moss Lake project located in northwestern Ontario approximately 100 km west of the city of Thunder Bay.

Moss Lake Gold Mines Ltd. is Toronto based and listed on the TSX Venture Exchange under "MOK.V". Its only significant asset is the 100% owned Moss Lake property, which hosts a large low-grade gold deposit, comprised of the closely-spaced Main and QES zones.

MOK requires this report to support the disclosure of drilling results from the 2008 drilling program and an updated Mineral Resource estimate. In addition it will be used to assist in determining development options for the property. As part of its assignment, WGM prepared a block model for the deposit and based on this block model prepared an updated Mineral Resource estimate for the overall Moss Lake deposit. The Mineral Resource estimate was carried out and the report was prepared in compliance with the standards of the Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") and definitions of the Council of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM").

The Moss Lake updated Mineral Resource estimate as of July 14th, 2010 is documented below. This estimate was prepared using a WGM-generated block model and reported within an interpreted wireframe of the mineralized envelope at a 0.015 opt Au (or 0.5 g/tonne Au) limit and excludes all blocks with a grade below 0.001 opt Au.

The resource estimate extends to a depth of 870 feet which is deemed a practical cutoff to maintain reasonable stripping ratios in a surface mining operation. Both Zones appear to be open at depth and in the case of the QES Zone, has been traced to nearly twice its current depth. The continuity of the mineralization at depth is demonstrated by both the latest drilling results and by the historical underground development. WGM recommends that future exploration work focus on defining and expanding near surface extensions of the resource.

Moss Lake Mineral Resources
Prepared by WGM (Using a 0.001 opt Au cutoff and 0.300 opt Au Top Cut)
Category	Zone	Tons (million)	Opt Au	Contained Au (`000 oz)
Indicated	Main Zone	12.5	0.023	291
	QES Zone	27.8	0.029	816
	Total Indicated	40.3	0.027	1,107
Inferred	Main Zone	16.5	0.025	418
	QES Zone	4.2	0.025	10
	Total Inferred	20.7	0.025	525

The Moss Lake deposit area saw a large amount of detailed geoscientific work, in particular diamond drilling, checks assaying and two twinned drillholes, all in addition to an underground exploration program, between 1983 and 1992. In 2006, WGM was retained to complete an independent technical review and prepare an initial Mineral Resource estimate for the property. Recommendations from this review included a program of re-sampling and assaying of historic drill core, the drilling of infill holes on the QES Zone to reduce drillhole spacing, twinning several historic holes and carrying out further review of the geologic model. The aim of this work was to increase confidence in the historic results and allow for upgrading of the Mineral Resource categorization. In 2008, Moss Lake conducted a 15 hole drill program aggregating 12,723 feet aimed at satisfying the recommendations and also to expand interpreted Mineral Resource limits in areas of sparse information. The results of this work have been integrated into the recently prepared block model.

The original Moss Lake or Snodgrass Lake gold showing discovery dates from the 1930s. The property is underlain by the southwest portion of the Archean Shebandowan greenstone belt, which is comprised of metasedimentary and metavolcanic sequences of the Superior Province, Quetico and Wawa Subprovinces. These sequences are intruded by a variety of sills, dikes and stock-like bodies of gabbro, diorite, quartz diorite and feldspar and quartzfeldspar porphyries. The Moss Lake gold mineralization is largely hosted by sheared and altered diorite with lesser amounts related to intermediate to felsic pyroclastics. Elevated gold values are usually related to one or more of the following: a) brittle structural features such as shearing, fracturing or brecciation; b) calcite, calcite-quartz or quartz veining, or quartz flooding; c) elevated pyrite content with minor concentrations of chalcopyrite; d) rare füchsite. Hematite alteration is common and widespread sericitization is diagnostic of the QES Zone.

Tandem Resources Ltd. and Storimin Exploration Limited ("Tandem/Storimin") acquired the property in 1982 and carried out extensive exploration programs including surface drilling and an underground exploration program via a ramp, between 1983 and 1989. A small deposit was outlined and the more widespread, disseminated sulphide-related gold mineralization, which became the focus of subsequent exploration programs, was recognized as an economic target.

Central Crude Limited ("CCL") optioned the property from Tandem/Storimin in 1990. Its exploration programs were managed and operated by Noranda Exploration Company, Limited ("Noranda") and further extensive surface drilling was carried out along with geophysical surveys, geochemical surveys and trenching along with metallurgical testwork, mineral resource estimates and preliminary economic studies. Noranda/CCL discovered and outlined the QES Zone located immediately to the east-northeast of the Main Zone where the Tandem/Storimin work had been concentrated. Noranda/CCL manually estimated a (non NI 43-101 compliant) "resource" of 66,598,000 tons grading 0.030 opt Au to a depth of 800' for the combined Main and QES zones (60,434,000 t grading 1.03 g Au/t to 244 m). WGM has neither audited this historic estimate nor made any attempt to classify it according to NI 43-101 standards or the CIM Standards. It is presented because MOK and WGM consider it to be relevant and of historic significance. The estimates should not be relied on. Noranda/CCL focussed on a high-tonnage operating scenario and concluded at the time that the project was uneconomic assuming a gold price of C$460 per ounce.

MOK was formed out of a reorganized CCL in 1994, acquired additional claims and the property now covers 3,239.6 ha. Between 1995 and 2004, MOK carried out a number of ground geophysical surveys and several diamond drilling campaigns. Some holes were infill holes on the Main and QES zones and others tested induced polarization anomalies related to bedrock or soil geochemical gold occurrences elsewhere on the property. No new significant gold occurrences have been found, however, hole ML-04-23, designed to test the area of the north-south fault Zone suspected of cutting off the Main Zone to the southwest cut two significant gold intersections, 1.110 g Au/t over 0.30 m and 1.322 g Au/t over 12.95 m including 4.060 g Au/t over 2.20 m. This positive result suggests that more work should be carried out in search of a continuation of the Main Zone to the southwest.

WGM is of the opinion that the Moss Lake property and the Main Zone and QES Zone are ones of merit and worthy of follow-up exploration and development programs.

In consultation with MOK, WGM has prepared a work plan and budget for the property. The Moss Lake property hosts a significant gold resource and merits renewed and continued study.

Subsequent Work

In 2011, Moss Lake retained InnovExplo Inc., independent Geologists and Engineers, to complete the Preliminary Economic Assessment as recommended by Watts, Griffis and McOuat.

This was to include a review of data and resource estimates, results of new metallurgical testwork completed in 2011 and development of a conceptual mine plan and infrastructure requirements.

A comprehensive review and verification of a huge amount of historical data, fieldwork and analysis led to development of a new geological model and a material increase in resource estimates which was announced in a Press Release dated February 20, 2013, summarized below and available at www.mosslakegold.com. A 43-101 Technical Report will be filed on SEDAR (www.sedar.com) within forty five (45) days following February 20, 2013. This updated resources report will be followed by a 43-101 Preliminary Economic Assessment currently underway.

Results of this work will provide the markets, shareholders and directors a technical –economic basis on which to assess the value of the Moss Lake assets.

Moss Lake – 2013 MINERAL RESOURCE ESTIMATE
Open Pit Potential – Mineral Resource>0.5 g/tAu (within Pit Shell)
Zone	Indicated Resource			Inferred Resource
	Tonnes	g/tAu	Ounces	Tonnes	g/tAu	Ounces
101	7,655,000	1.1	268,800	2,684,000	1.4	120,100
102	32,140,000	1.1	1,108,500	9,984,000	1.1	360,000
Other				36,235,000	1.0	1,136,200
Sub-Total	39,795,000	1.1	1,377,300	48,904,000	1.0	1,616,300
Underground Potential – Mineral Resource >2.0g/tAu (outside Pit Shell)
Zone	Indicated Resource			Inferred Resource
	Tonnes	g/tAu	Ounces	Tonnes	g/tAu	Ounces
101				223,000	3.2	22,700
102				290,000	2.4	22,600
Other				949,000	3.0	90,100
Sub-Total				1,461,000	2.9	135,400
Mineral Resource Total (Open Pit and Underground Potential combined)
Zone	Indicated Resource			Inferred Resource
	Tonnes	g/tAu	Ounces	Tonnes	g/tAu	Ounces
101	7,655,000	1.1	268,800	2,907,000	1.5	142,800
102	32,140,000	1.1	1,108,500	10,274,000	1.2	382,600
Other				37,184,000	1.0	1,226,300
Total	39,795,000	1.1	1,377,300	50,364,000	1.1	1,751,600

●
The Independent and Qualified Persons for the Mineral Resource Estimate, as defined by Regulation 43-101, are Pierre-Luc Richard, M.Sc., P.Geo. (InnovExplo Inc.), and Carl Pelletier, B.Sc., P.Geo. (InnovExplo Inc.), and the effective date of the estimate is February 08, 2013.

●	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

●
In-Pit results are presented undiluted and in situ, within Whittle-optimized pit shells. Underground results are presented undiluted and in situ, outside Whittle-optimized pit shells. The estimate includes 18 gold-bearing zones and the envelope containing isolated gold intercepts.

●
In-Pit and Underground resources were compiled at cut-off grades from 0.3 to 5.0 g/t Au (for sensibility characterization). A cut-off grade of 0.5 g/t Au was selected as the official in-pit cut-off grade and a cut-off grade of 2.0 g/t Au was selected as the official underground cut-off grade.

●
Whittle parameters used: Mining cost = C$2.28/tonne; Pit slope angle = 50.0 degrees; Processing cost = C$9.55; Mining Dilution = 5%; Recovery Mining 95%; Processing Recovery varying from 80% to 85%; Gold price C$1,500.

●	Cut-off grades must be re-evaluated in light of prevailing market conditions (gold price, exchange rate and mining cost).

●	The estimate is based on 352 diamond drill holes (90,978 metres) drilled from 1983 to 2008.

●	A fixed density of 2.78 g/cm3 was used.

●	A minimum true thickness of 5.0 m was applied, using the grade of the adjacent material when assayed, or a value of zero when not assayed.

●	Supported by statistics analysis and high grade distribution through the deposit, capping was established at 35 g/t Au.

●	Compositing was done on drill hole sections falling within the mineralized zone solids (composite = 1 m).

●
Resources were evaluated from drill hole samples using ID2 interpolation method in a multi-folder percent block model using Gems Version 6.4. Based on geostatistics, ellipses range for interpolation was 75m X 67.5m X 40m.

●
The Indicated category is defined by the combination of blocks within the two main zones (101 and 102) and various statistics such as average distance to composites, distance to closest composite, quantity of drill holes within the search area.

●	Ounce (troy) = Metric tons x Grade / 31.10348. Calculations used metric units (metres, tonnes and g/t).

●	The number of metric tons was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations in Regulation 43-101.

●
InnovExplo is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political or marketing issues or any other relevant issue that could materially affect the Mineral Resource Estimate.

4.           RISKS AND UNCERTAINTIES

The operations of the Company are speculative due to the high risk nature of its business which is the operation, exploration and development of mineral properties. In addition to risks described elsewhere herein, readers should note the following:

Nature of Mineral Exploration

The exploration for and development of mineral deposits involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a site. It is impossible to ensure that the exploration programs planned by the Company will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining Risks and Insurance

The business of mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Insurance against environmental risks (including potential for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry.

Government Regulations and Environmental Matters

The Company's activities are subject to extensive federal, provincial and local laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. While it is possible that the costs and delays associated with compliance with such laws, regulations and permits could become such that the Company would not proceed with the development or operation of a mine.

In Ontario, the Company has obtained approval for its closure plans for the Eagle River mill, Eagle River mine and the Mishi-Magnacon complex and has provided security of approximately $0.9 million to cover estimated rehabilitation and closure costs. In Québec, the Company has obtained approval for its closure plan for the Kiena mine and mill and has provided security of approximately $1.0 million to cover estimated rehabilitation and closure costs. In the event of any future expansion or alteration of a mine on the Eagle River property or the Kiena mine, the Company would likely be required to amend its closure plans and could also be required to provide further security.

Income and Resource Taxes

The provision for income and resource taxes is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized. Wesdome is subject to federal income tax in Canada and is also subject to provincial income tax. The statutory combined corporate tax rate is approximately 27%. The Company is also subject to Quebec mining duties at a statutory rate of 12% and Ontario mining duties at a statutory rate of 10%.

Reliance on Management

The Company is heavily reliant on the experience and expertise of its executive officers. If any of these individuals should cease to be available to manage the affairs of the Company, its activities and operations could be adversely affected.

Economic Conditions

General levels of economic activity and recessionary conditions may have an adverse impact on the Company's business.

Mineral Resource and Mineral Reserve Estimates

There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral resources and mineral reserves estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management's assumptions, including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operations.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities in its search for, and the acquisition of, mineral properties as well as the recruitment and retention of qualified employees with technical skills and experience in the mining industry. There can be no assurance that the Company will be able to compete successfully with others in acquiring mineral properties, obtaining adequate financing and continuing to attract and retain skilled and experienced employees.

Conflicts of Interest

Certain officers and directors of the Company are or may be associated with other companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. Not every officer or director devotes all of their time and attention to the affairs of the Company.

Gold Price Volatility

The profitability of the Company's operations may be significantly affected by changes in the market price of gold and other mineral commodities. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control. The level of interest rates, the rate of inflation, world supply of mineral commodities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political systems and developments. The price of mineral commodities has fluctuated widely in recent years, and future serious price declines could cause commercial production to be uneconomic.

Currency Fluctuations

Currency fluctuations may affect costs at the Company's operations. Gold is sold throughout the world based principally on a U.S.$ price, but the Company's operating expenses are in Cdn$. Any appreciation of the Cdn$ against the U.S.$ could negatively affect the Company's profitability, cash flows and financial position.

Additional Funding Requirements

Further exploration on, and development of, the Company's mineral resource properties, will require additional capital. In addition, a positive production decision on any of the Company's development projects would require significant capital for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will obtain adequate financing in the future.

Insurance

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution, mine flooding or other hazards against which such companies cannot insure or against which they may elect not to insure.

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price that would have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Title Matters

The acquisition of title to mining claims and similar property interests is a detailed and time consuming process. Title to and the area of mining claims and similar property interests may be disputed. The Company has investigated title to all of its material mineral properties and obtained title opinions with respect thereto and, based upon such opinions, the Company believes that title to all of its material properties are in good standing; however, the foregoing should not be construed as a guarantee of title to those properties. Title to those properties may be affected by undisclosed and undetected defects.

Dividend Policy

Payment of any future dividends, if any, will be at the discretion of the Company's board of directors after taking into account many factors, including the Company's operating results, financial condition, and current and anticipated cash needs.

Operational Challenges

The activities of the Company are subject to a number of challenges over which the Company has little or no control, but that may delay production and negatively impact the Company's financial results, including: increases in energy and fuel costs; higher insurance premiums; industrial accidents; labour disputes; shortages of skilled labour; contractor availability; unusual or unexpected geological or operating conditions; slope failures; cave-ins of underground workings; failure of pit walls or dams.

Dilution to Common Shares

The issuance of additional Common Shares from time to time may have a depressive effect on the price of the Common Shares. In addition, as a result of such additional Common Shares, the voting power of the Company's existing shareholders will be diluted.

5.              DIVIDENDS

There is no restriction on the ability of the Company to pay dividends other than cash flow considerations. Dividend payments in the future will depend on the Company's ability to continue as a going concern and to generate earnings. The Company paid an initial dividend of $0.05 per share in the fourth quarter of 1996, a dividend of $0.03 per share in the fourth quarter of 1997, $0.04 per share in the fourth quarter of 1998, $0.02 per share in the second quarter of 2009, $0.02 per share in the second quarter of 2010 and $0.02 per share in the second quarter of 2011.

6.	CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value of which 101,879,659 shares were outstanding as at December 31, 2012.

Each common share is entitled to one vote at meetings of shareholders and carries with it equal rights with respect to dividends, if any and residual interests upon dissolution of the Company. Holders of common shares have no pre-emptive rights, nor any right to convert their shares into other securities.

The Company has one stock-based compensation plan as at the date of this report, a common share-purchase option plan for directors, officers, employees and consultants of the Company (the "Plan"). Options under the Plan are typically granted in such numbers as to reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company, typically vest progressively and have a five-year term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with the Company. As at December 31, 2012, there are 1,608,000 stock options outstanding, each of which is convertible to one common share of the Company at a weighted average price per stock option of $2.17 for a weighted-average period per stock option of 3.37 years. Exercise prices range from $0.75 to $2.92.

The Company has issued convertible debentures which mature May 31, 2017, in connection with its financing activities. As at the date of the AIF, there are $7,021,000 debentures, which are convertible into common shares of the Company at $2.50 per common share.

7.	MARKET FOR SECURITIES

The Common Shares are currently listed on the TSX under the symbol "WDO". The Post-Consolidation Shares commenced trading on the TSX on a post-consolidation basis at the opening of trading on February 6, 2006.

The following table summarizes the monthly trading history of Wesdome shares during the financial year ended December 31, 2012.

Month (2012)	High (Cdn $)	Low (Cdn $)	Close (Cdn $)	Average Trading Volume
January	1.94	1.48	1.92	61,900
February	2.46	1.86	2.24	45,100
March	2.27	1.37	1.48	57,200
April	1.55	1.25	1.33	27,000
May	1.42	0.92	0.93	94,600
June	1.15	0.75	0.80	91,900
July	1.00	0.77	0.86	57,400
August	1.11	0.80	1.01	39,700
September	1.45	0.99	1.15	72,700
October	1.19	0.92	0.94	50,800
November	0.98	0.84	0.94	32,300
December	0.99	0.81	0.85	61,900

8.	DIRECTORS AND OFFICERS

8.1	Name, Occupation, Security Holding

The names, municipalities of residence, positions, principal occupations and the year they became directors, if applicable, of the directors and officers of the Company are as follows:
\
Name and Municipality of Residence	Present Principal Occupation or Employment	Position with Company	Year became a Director

Will F. Bawden (3) (4) \Toronto, Ontario	CEO, Mine Design Technologies Inc.	Director	2010

Eldon Bennett (2) (3) Toronto, Ontario	Managing Partner, Aird & Berlis LLP	Director	2006

Marc Blais(1) St-Lambert, Québec	Director and COO, Sunset Cove Mining Inc.	Director	2006

JP Chauvin Oakville, Ontario	President, Chauvin Engineering Ltd.	Director	2013
Brian Ma Toronto, Ontario	Chief Financial Officer of the Company and Chief Financial Officer of Moss Lake Gold Mines Ltd.	Chief Financial Officer and Secretary-Treasurer	n/a

George Mannard Toronto, Ontario	Vice-President of Exploration of the Company and President of Moss Lake Gold Mines Ltd.	Vice-President of Exploration	n/a

Brian Northgrave (2) (3) Ottawa, Ontario	Consultant	Director and Chairman of the Board Director	2007

Donald D. Orr (4) Toronto, Ontario	Consultant		1994

Donovan Pollitt (4) Toronto, Ontario	President and CEO of the Company, Director of Moss Lake Gold Mines Ltd.	Director, President and Chief Executive Officer	2006

André Roy Val d'Or, Quebec	Vice-President of Operations of the Company	Vice-President of Operations	n/a

Hemdat Sawh(1) Toronto, Ontario	CFO, Scorpio Mining Corporation	Director	2009

A. William Stein(1) (2) Belvedere, California	CFO and CIO, Digital Realty Trust	Director	2007

(1)       Audit Committee
(2)       Compensation Committee
(3)       Governance Committee
(4)       Environment, Health & Safety Committee

Each of the directors are appointed for a one year term expiring at each annual meeting of the shareholders or until their successors are elected or appointed.

Each of the officers and directors of the Company has held the principal occupation or employment referred to above for the preceding five year period except: Marc Blais who, prior to becoming chief operating officer of Sunset Cove Mining Inc., was president of Inter A World Mining and Dynacor Mines Inc., Brian Ma who, prior to becoming CFO and Secretary-Treasurer, served as Corporate Controller with the Company and was previously with Deloitte, Donovan Pollitt who, prior to becoming President and CEO, served as VP, Corporate Development with the Company, André Roy who, prior to becoming Vice-President of Operations, was Manager of the Geology and Mining Engineering Group at Genivar and Hemdat Sawh who, prior to becoming CFO of Scorpio Mining Corporation, served as CFO for Crystallex International Corporation.

As at March 27, 2013, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, approximately 2,076,169 shares or 2% of the outstanding shares. The information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the directors and senior officers directly.

8.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company, or any shareholder holding a sufficient number of common shares of the Company to affect materially control of the Company:

(a)	is, as at the date of this Annual Information Form or has been within the ten years preceding this date, a director or officer of any company that, while the person was acting in this capacity:

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii)
was subject to an event that resulted, after such person ceased to be a director or officer of that company, in that company being the subject of a cease trade or similar order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)
within a year of that person ceasing to act as a director or officer of that company, that company became bankrupt, made a proposal under any legislation related to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or trustee appointed to hold its assets; or

(b)           has, within the ten years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of that person.

8.3           Conflicts of Interest

Certain directors of the Company also serve as directors of other companies involved in resource exploration, development and production (see section 1.2 "Inter-Corporate Relationships"). Consequently there exists the possibility that such directors will be in a position of conflict of interest. Any decision made by such directors involving the Company will be made in accordance with their duties to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare and refrain from voting on any matters in which they may have a material conflict of interest.

9.              LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings, and there are no material legal proceedings to which any of the Company's property is subject, and no such proceedings are known to the Company to be contemplated.

10.           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company, nor any other person or company controlling more than 10% of the outstanding Common Shares, has had any transactions which may be deemed to have materially affected the Company within the last three financial years.

11.           TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada in Toronto, Ontario, is the transfer agent and registrar for the Common Shares.

12.           MATERIAL CONTRACTS

During the most recently completed financial year the Company did not enter into any contracts, besides those entered into in the ordinary course of business, that may be considered to be material to the Company.

13.            INTERESTS OF EXPERTS

Under the definitions of NI 43-101, the Company is deemed to be a "Producing Issuer" and is therefore exempt from certain independent reporting requirements. As such, all references in this report to geoscientific observations and mineral reserves and resources estimates are the responsibility of George Mannard, P. Geo. a licensed geoscientist in the Province of Ontario and "Qualified Person" as per NI 43101. Mr. Mannard is an officer of the Company (Vice-President, Exploration) and at the date of this report beneficially owned 253,900 Common Shares or less than one percent.

14.           AUDIT COMMITTEE INFORMATION

The Audit Committee is comprised of three members of the Board of Directors: Marc Blais, who is also the Chairman of the Audit Committee, Hemdat Sawh and A. William Stein. Each of the members of the Audit Committee is independent as required by National Instrument 52-110 – Audit Committee and each is financially literate. The relevant education and experience of each audit committee member is outlined below and the text of the audit committee charter is attached hereto as Schedule "A".

Relevant Education and Experience

Marc Blais: Mr. Blais is a Certified Public Accountant and has been Chief Operating Officer for Sunset Cove Mining, a publicly traded mining firm, since 2008. Previously he was President of Dynacor Mines from 1993 to 2007 and was on the board of Wesdome Gold Mines Inc. (Quebec) ("Old Wesdome") from 1999 until the Merger. From 1988 to 1993 he worked as senior chartered professional accountant and as a financial planner and consultant.

Hemdat Sawh: Mr. Sawh is currently the Chief Financial Officer of Scorpio Mining Corporation, a mining company listed on the Toronto Stock Exchange. Mr. Sawh is a Chartered Accountant, and holds an MBA degree in Accounting from York University, a Bachelor of Science degree in Geology from Concordia University and a Graduate Diploma in Geology from McGill University. Mr. Sawh has over 17 years of accounting and auditing experience at Grant Thornton LLP, culminating in the position of Principal, where he acted as lead supervisor for auditing teams of businesses with a concentration in publicly-listed mining companies. Mr. Sawh also served as CFO for Crystallex International Corporation and Goldbelt Resources Limited prior to joining Scorpio.

A. William Stein: Mr. Stein is the Chief Financial and Investment Officer of Digital Realty Trust. He has more than 30 years of investment, financial and operating management experience in both large company environments and small, rapidly growing companies. Prior to joining Digital Realty, he provided turnaround management advice to both public and private companies. He received a B.A. degree from Princeton University, a J.D. degree from the University of Pittsburgh and an M.S. degree with distinction from the Graduate School of Industrial Administration at Carnegie Mellon University.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on any exemption described in items 4, 5 and 6 of Form 52-110F1 under MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Company's external auditors not been adopted by the Board of Directors of the Company.

Pre-Approval Policies and Procedures

The Company has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors and, where applicable, by the Audit Committee, on a case-by-case basis.

External Auditor Service Fees (By Category)

The following table provides the fees charged by Grant Thornton LLP, the Company's external auditor, relating to fiscal 2012 and 2011:

	2012	2011
Audit Fees	$ 125,000	$ 134,500
Audit Related Fees	22,200	15,500
Tax Fees	24,882	34,100
All Other Fees	-	101,750
	$ 172,082	$ 285,850

Audit Fees – payable for professional services rendered by the auditors for the audit of the Company's annual financial statements as well as services provided in connection with statutory and regulatory filings.

Audit-Related Fees – payable for professional services rendered by the auditors and were comprised primarily of the review of quarterly financial statements and related documents.

Tax Fees – payable for tax compliance, tax advice and tax planning professional services. These services included preparing and reviewing tax returns and assisting in responses to government tax authorities.

All Other Fees – payable for professional services which included accounting advice and conversion to IFRS.

15.           ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and at the Company's web site www.wesdome.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal shareholders and securities reserved for issuance under equity compensation plans is contained in the Company's management proxy information circular, which is mailed to registered shareholders with the Company's 2012 Annual Report. Additional financial information and management's discussion and analysis of financial results is provided in the Company's 2012 Annual Report.

The Company's administrative office is at 8 King Street East, Suite 1305, Toronto, Ontario, M5C 1B5. The telephone number is 416-360-3743.

SCHEDULE A
Wesdome Gold Mines Ltd. ("the Company")
Charter for the Audit Committee

1.              Purpose

The Audit Committee (the "Committee") is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets, reliability of information, and compliance with applicable policies and laws. The Committee will also be responsible for identifying principal risks of the business and ensuring that appropriate risk management techniques are in place.

The Committee charges management with developing and implementing procedures to:

(a)	ensure internal controls are appropriately designed, implemented and monitored; and

(b)	ensure reporting and disclosure of required information are complete, accurate, and timely.

The Committee will make recommendations to the Board of Directors regarding items relating to financial and regulatory reporting and the system of internal controls in discharging its responsibilities as described in this Charter.

2.             Constitution and Membership

 (a)          The Board will appoint the Committee. It will be comprised of three Directors, all of whom will be independent and free of any relationship that, in the opinion of the Board, would interfere with their exercise of independent judgment as Committee members. The Board may remove or replace a member at any time. A member will cease to be a member upon ceasing to be a Director.

 (b)          All members of the Committee will be "financially literate" as defined by applicable guidelines. If, upon appointment, or following adoption of this Charter, a member of the Committee is not financially literate, such member will be provided a three month period in which to achieve the required level of financial literacy.

 (c)          The Board will appoint the Chairman of the Committee. The Committee will appoint the Corporate Secretary or his designate as Secretary at each meeting. The Secretary will keep minutes of each meeting, which will be distributed to the Board.

 (d)          The external auditors of the Company (the "Auditors") will report directly to the Committee.

3.             Meetings

 (a)           Meetings of the Committee will be held at such times and places as the Chairman or Secretary may determine, but in any event at least four times per year. Each member will be given twenty-four (24) hours advance notice of each meeting, either orally, by telephone or by facsimile, together with an agenda, unless all members are present and waive notice, or unless those absent waive notice before or after a meeting.

 (b)           A majority of members of the Committee will constitute a quorum. Decisions of the Committee will be made by affirmative vote of the majority. Powers of the Committee may also be exercised by resolution in writing signed by all the members of the Committee.

 (c)          At the request of the Auditors, the President, the Chief Financial Officer, or a member of the Committee, the Chairman will convene a meeting of the Committee.

(d)          The Committee will have access to the Auditors and management of the Company, each in the absence of the other, for purposes of performing its duties.

(e)           The Auditors will be notified of all meetings of the Committee and may attend if so requested by a member of the Committee.

4.           Specific Responsibilities

The Committee will have the following specific duties and responsibilities: Responsibilities in Relation to External Audit

 (a)          The Committee will recommend to the Board the Auditors to be retained for purposes of preparing or issuing the auditor's report or performing other audit, review or attest services for the Company, and will further recommend the level of compensation of the Auditors.

 (b)          The Committee will oversee the work of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting.

 (c)          The Committee will review the Auditors' management letter and management's response thereto.

 (d)          The Committee will ensure that the Auditors are in good standing with the Canadian Public Accountability Board ("CPAB") and enquire if there are any sanctions imposed by the CPAB on the Auditors.

 (e)          The Committee will review and approve the Company's hiring policies regarding partners, principals, employees and former partners and employees of the Auditors.

 (f)          The Committee will ensure that the Auditors meet the rotation requirements for partners, principals and staff on the Company's audit.

(g)          The Committee will pre-approve all non-audit services to be provided to the Company by the Auditors. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

 Other Responsibilities

 (h)          The Committee will review the Company's quarterly and annual financial statements, management discussion and analysis, as well as annual and interim earnings, press releases and recommend such to the Board, prior to public disclosure of such information.

 (i)           The Committee will review and discuss with management and the Auditors the annual audited consolidated financial statements, including discussion of material transactions with related parties, accounting policies, as well as the Auditors' written communications to the Committee and to management.

 (j)            The Committee will ensure that adequate procedures are in place for the review and recommendation to the Board for approval, where appropriate, financial information extracted or derived from the Company's consolidated financial statements, financial information contained in any prospectuses, annual information forms, material change disclosures of a financial nature and similar documents and will periodically assess the adequacy of those procedures.

 (k)          The Committee will establish procedures for:

(1)           the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(2)           the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

 (l)           The Committee will understand the process utilized by the President and the Chief Financial Officer to comply with Multilateral Instrument 52-109, regarding the filing of interim and annual certificates.

 (m)         The Committee will undertake a process to identify the principal risks of the business and ensure that appropriate risk management techniques are in place. This will involve enquiry of management regarding how risks are managed.

 (n)          The Committee will review:

(1)           the impact of proposed changes and new developments in generally accepted accounting principles and their impact on the consolidated financial statements of the Company;

(2)           with management the procedures adopted to ensure compliance with the Company's code of business conduct; and

(3)           the role, the activities and the results of the Company's internal business conduct.

 (o)          The Committee will review with management, the Company's internal accounting and financial systems and controls to ensure that the Company maintains:

(1)           the necessary books, records and accounts in reasonable detail to accurately and fairly reflect the Company's transactions;

(2)           effective internal control systems; and

(3)           adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

 (p)         The Committee will direct and supervise the investigation into any matter brought to its attention within the scope of its duties, including the right to use outside consultants as deemed required.

 (q)          Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

 (r)           Report regularly and on a timely basis to the Board on matters coming before the Committee.

5.              Authority

The Committee will have the authority:

 (a)           to engage independent counsel and other advisors as it determines necessary to carry out its duties;

 (b)           to set and pay the compensation for any advisors employed by the Committee, and

 (c)           to communicate directly with the Auditors and internal auditors, if employed by the Company.

6.             Oversight

The responsibilities and powers of the Committee are set forth in this Charter, and it is not the responsibility of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or are in accordance with the generally accepted accounting principles and applicable rules and regulations. The role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company's financial information or public disclosure.

7.           Effective Date

This Charter will come into effect on the date on which the Board approves it, which approval will be evidenced by the signature of the Secretary-Treasurer of the Company below.

Signed at Toronto, Ontario, on January 11, 2005

"Donald D. Orr" Secretary-Treasurer